SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
ARTICLE ITO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)

Electrum Mining Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

28616E 106
(CUSIP Number)

Grove Crosspoint Investments, LLC, by Peter G. Geddes, Manager
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

1	NAME OF REPORTING PERSON

Grove Crosspoint Investments, LLC by Peter G. Geddes, Manager, EIN: _____________
and Peter G. Geddes, individually

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) /✓/

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

1,885,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

1,885,000

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,885,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

58%

14	TYPE OF REPORTING PERSON*

PN / IN

Item 1.	Security And Issuer.

Securities: Common Stock
Issuer: Electrum Mining Limited

Item 2.	Identity And Background.

(a)	Name:Grove Crosspoint Investments, LLC, a Delaware LLC and Peter G. Geddes
(b)	Address:P.O. Box 5303, Beverly Hills, CA 90212
(c)	Principal Business:investor
(d)	None
(e)	None
(f)	USA

Item 3.	Source And Amount Of Funds Or Other Consideration.

Personal funds, $569,116

Item 4.	Purpose Of The Transaction.

Purchased the shares in expectation of a proposed merger with Crosspoint Energy, LLC. Reporting Person plans to vote in favor of the merger.

Item 5.	Interest In Securities Of The Issuer.

1,885,000 shares were purchased on July 7, 2006 by Grove Crosspoint Investments, LLC and Peter G. Geddes equal to 58% of Common Stock/Sole voting power, sole power to dispose. The transaction was at price of .30 per share, in private negotiated transactions. The closing of the purchase took place in Belleview, Washington.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Pursuant to the merger agreement between Electrum Mining Limited and Crosspoint Energy, LLC, the Reporting Person will be required to pledge 546,383 of these shares as collateral for the representations of Electrum Mining Limited in the merger agreement.

Item 7.	Material To Be Filed As Exhibits.

(a)	Form of Stock Purchase Agreement
(b)	Merger Agreement, between Electrum Mining Limited and Crosspoint Energy, LLC
(c)	Operating Agreement, schedules not included

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Grove Crosspoint Investments, LLC

Date: July 17, 2006	By:	/s/ Peter G. Geddes
Peter G. Geddes
Manager and individually

EXHIBIT (a) TO ITEM 7

SHARE PURCHASE AGREEMENT

To:	The Person listed on the Counterpart
Signature Page hereof (the “Seller”)

Re:	Purchase of shares that are the “Common Stock of Electrum Mining, a Nevada corporation (“Electrum”), pursuant to this Share Purchase Agreement (the “Agreement”)

To Seller:

The undersigned (the “Buyer”) offers to purchase Common Stock of Electrum from you (the “Seller”) as follows:

RECITALS

WHEREAS, the Buyer (as defined herein) wishes to purchase Common Stock of Electrum from certain current stockholders of Electrum; and

WHEREAS, Electrum is entering into a Change in Control Transaction by virtue of a reorganization, merger or acquisition which may or may not be beneficial to Electrum and its stockholders (the “Reorganization Transaction”); and

NOW, THEREFORE, the parties hereto do hereby agree as follows:

A. The Seller is the owner of ___________ shares of Common Stock of Electrum indicated on the Counterpart Signature Page that the Seller wishes to sell to the Buyer at an aggregate purchase price as indicated on the Counterpart Signature Page, and that the Buyer wishes to purchase from the Seller at an aggregate purchase price as indicated on the Counterpart Signature Page.

B. The Buyer represents and warrants the following as an additional inducement for the offer outlined in this Agreement to purchase the Common Stock of the Seller covered by this Agreement, to-wit:

(i)	The Buyer is not relying on any representation or warranty of the Seller whatsoever, except those representations and warranties contained in this Agreement;

(ii)
The Buyer has conducted the Buyer’s own investigation of the risks and merits of an investment in Electrum, and to the extent desired, including, but not limited to a review of Electrum’s books and records, financial and otherwise, its annual, quarterly and current reports and any registration statements contained in the Edgar Archives of the Securities and Exchange Commission, and has had the opportunity, to the extent that the Buyer deemed reasonable or necessary, to discuss this documentation with the directors and executive officers of Electrum; to ask questions of these directors and executive officers; and that to the extent requested, all such questions have been answered satisfactorily;

(iii)
The Buyer is an “accredited investor” as that term is known or defined under applicable United States securities laws, rules and regulations, and/or is fully capable of evaluating the risks and merits associated with the execution of this Agreement and the purchase of this Common Stock hereunder, without qualification;

(iv)	The Buyer has full power and authority to execute and deliver this Agreement, without qualification;

(v)
The Buyer is purchasing the Common Stock for Buyer’s account only, and not for the account of or in concert with any other person or entity, and except as otherwise set forth immediately below, there are no affiliations, arrangements, understandings or agreements, written or oral, respecting the subsequent resale of any of the Common Stock with any person or any entity;

(vi)
The Buyer will fully comply with all provisions of United States and state securities laws, rules and regulations in the resale of any of the Common Stock acquired hereunder, and will timely make all required filings regarding beneficial ownership of the Common Stock with the Securities and Exchange Commission, as may be applicable;

(vii)
Buyer (and its principals, if an entity) has not: (a) been party to any adverse proceeding brought by the Securities and Exchange Commission or any similar state agency; (b) any material criminal proceeding regarding the purchase or sale of securities or other crimes, excluding only misdemeanor crimes; or (c) filed bankruptcy proceedings within the past five years;

Accordingly, the parties hereto (subject to the Seller’s acceptance hereof) agree as follows:

A. The Buyer hereby offers to purchase from the Seller the shares of Common Stock of as indicated on the Counterpart Signature Page, free and clear of any liens, encumbrances and/or other restrictions whatsoever and the Seller agrees to sell to the Buyer the shares of Common Stock of Electrum owned by the Seller as indicated on the Counterpart Signature Page, free and clear of any such liens, encumbrances and/or restrictions whatsoever.

B. The purchase price of the Common Stock shall be as indicated on the Counterpart Signature Page, payable on delivery of the Common Stock by the Seller to the Buyer for purchase and sale under this Agreement.

1. Certificates representing the Common Stock shall be delivered to the Buyer in exchange for payment by the Buyer to the Seller of the amounts required herein from funds to be deposited by the Buyer for the purchase and sale of the Common Stock, which payment shall be subject to the transfer of the Common Stock into the Buyer’s name and delivery of the stock certificate or certificates representing the Common Stock to the Buyer by Federal Express, priority delivery.

2. By acceptance of this offer, the Seller hereby covenants and warrants:

(i) That the Seller has the right to sell, transfer, convey and assign the Common Stock, without qualification; and

(ii) That the Seller has done no act to encumber the Shares, and the Shares are free and clear of all liens, encumbrances, and other restrictions; and

(iii) That the Seller acknowledges that Electrum Mining Limited is contemplating entering into a reorganization transaction, and by selling these Shares pursuant to this agreement agrees that it may not benefit from the reorganization transaction if such transaction results in a benefit to the future holding of the Shares.

COUNTERPART SIGNATURE PAGE

This Counterpart Signature Page for that certain Share Purchase Agreement (the “Agreement”) dated as _________________, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

BUYER: GROVE CROSSPOINT INVESTMENTS, LLC
(a)
Date:	By:	/s/ Peter G. Geddes
Peter G. Geddes
Manager

SELLER:

Date:	By:	/s/

Number of Shares Sold:  _____________

Cash Consideration:  $____________

EXHIBIT (b) TO ITEM 7

MERGER AGREEMENT

among

ELECTRUM MINING LIMITED

CROSSPOINT ACQUISITION COMPANY

and

CROSSPOINT ENERGY, LLC

_____________

July 7, 2006

EXHIBIT (b) TO ITEM 7

MERGER AGREEMENT

This Merger Agreement (this “Agreement”) is made as of July 7, 2006, between and among Electrum Mining Limited, a Nevada corporation (“Electrum”), CrossPoint Acquisition Company, a Nevada corporation and a wholly-owned subsidiary of Electrum (the “Acquisition Corporation”), and CrossPoint Energy, LLC, a Texas limited liability company (the “CrossPoint”).

The board of directors and stockholders of the Acquisition Corporation and CrossPoint have authorized and approved the merger of CrossPoint with and into the Acquisition Corporation in accordance with the provisions of this Agreement.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions of this Agreement and other consideration, the value, receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Definitions. For the purposes of this Agreement, the following terms have the meanings specified in this Section:

“Affiliate” means, with respect a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified. In addition to the foregoing, if the specified Person is an individual, the term “Affiliate” also includes (a) the individual’s spouse, (b) the members of the immediate family (including parents, siblings and children) of the individual or of the individual’s spouse and (c) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with any of the foregoing individuals. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Escrow Agreement and the Subscription Agreements.

“Claim Transfer Agreement” means that certain Claim Transfer and Indemnification Agreement, dated the Closing Date, in a form agreed upon by Electrum and CrossPoint that transfers all the mining claims held by Electrum to Douglas Scheving.

“Closing Net Working Capital” means (a) all current assets of the Electrum Companies arising in the ordinary course of business minus (b) all current Liabilities of the Electrum Companies, in each case calculated as of the close of business on the Closing Date in accordance with GAAP, consistently applied.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the Common Stock, par value $.001 per share, of Electrum.

“Confidential Information” means any information, in whatever form or medium, concerning the business or affairs of any of the CrossPoint Companies.

“Contract” means any contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant, right or other instrument or consensual obligation, whether written or oral.

“CrossPoint Companies” means, collectively, CrossPoint and its Subsidiaries.

“CrossPoint Holdings” means CrossPoint Energy Holdings, LLC, a Texas limited liability company and a wholly owned Subsidiary of CrossPoint.

“CrossPoint Investor Warrant” means that certain Warrant issued by CrossPoint to each Investor in connection with the Private Placement.

“CrossPoint Investor Note” means that certain 8.0% Convertible Note issued by CrossPoint to each Investor in connection with the Private Placement.

“CrossPoint Units” means the company membership Units of CrossPoint.

“Electrum Companies” means, collectively, Electrum and its Subsidiaries, including the Acquisition Corporation.

“Electrum Disclosure Schedule” means the disclosure schedule delivered pursuant to Article 4 by Electrum to CrossPoint concurrently with the execution and delivery of this Agreement.

“Electrum Material Adverse Effect” an event, violation, inaccuracy, circumstance or other matter will be deemed to have a “Electrum Material Adverse Effect” on Electrum if such event, violation, inaccuracy, circumstance or other matter has or could reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition, results of operations or business prospects Electrum taken as a whole.

“Electrum Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA) for the benefit of any current or former director, officer, employee or consultant of Electrum or any ERISA Affiliate, or with respect to which Electrum or any ERISA Affiliate has or may have any Liability, including any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), any Pension Plan, any Title IV Plan, any Multiemployer Plan and any other written or oral plan, Contract or arrangement involving direct or indirect compensation or benefits, including insurance coverage, severance or other termination pay or benefits, change in control, retention, performance, holiday pay, vacation pay, fringe benefits, disability benefits, pension, retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase, restricted stock or stock units, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, maintained or contributed to by Electrum or any ERISA Affiliate (or that has been maintained or contributed to in the last six years by Electrum or any ERISA Affiliate) for the benefit of any current or former director, officer, employee or consultant of Electrum or any ERISA Affiliate, or with respect to which Electrum or any ERISA Affiliate has or may have any Liability.

“Encumbrance” means any charge, claim, mortgage, servitude, easement, right of way, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal, restriction (other than any restriction on transferability imposed by federal or state securities Laws) or other encumbrance of any kind or nature whatsoever (whether absolute or contingent).

“Environmental Law” means any Law relating to the environment, natural resources, pollutants, contaminants, wastes, chemicals or public health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste, (b) air, water and noise pollution, (c) groundwater and soil contamination, (d) the release or threatened release into the environment of toxic or hazardous substances, or solid or hazardous waste, including, without limitation, emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals, (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, (g) public health and safety, and (h) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any other Person that, together with Electrum, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles for financial reporting in the United States, as in effect as of the date of this Agreement.

“Grove” means Grove CrossPoint Investments, LLC, a Delaware limited liability company, the sole manager of which is Peter G. Geddes.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (d) multinational organization or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Governmental Authorization” means any approval, consent, ratification, waiver, license, permit, registration or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Material” means any waste or other substance that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive or toxic or a pollutant or a contaminant under any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

“Information Statement” means a written information statement that complies with the requirements of Schedule 14C under the Exchange Act notifying each stockholder of Electrum of the taking of actions in connection with the Merger and the other transactions contemplated hereby without a meeting of the stockholders, in form and substance reasonably satisfactory to CrossPoint.

“Intellectual Property” means any intellectual property owned, used or licensed (as licensor or licensee) by any Person, including (a) business names, assumed business names and corporate names, (b) patents, patent disclosures, trademarks, service marks, trade dress, trade names, logos, copyrights and mask works, and all registrations, applications and goodwill associated with the foregoing, (c) computer software (including source and object codes), databases, data models or structures, algorithms, system architectures and related documentation, data and manuals, (d) trade secrets, know-how and confidential business information (including information concerning products, product specifications, data, formulae, compositions, designs, sketches, photographs, graphs, drawings, samples, inventions, discoveries, ideas, past, current, and planned research and development, current and planned methods and processes, client and customer lists and files, current and anticipated client and customer requirements, vendor and supplier lists and files, price lists, market studies, business plans, business opportunities and financial data), (e) rights in Internet web sites and domain names and (f) rights in electronic mail addresses and in telephone, facsimile, cable or similar numbers.

“Investment Documents” means the Securities Purchase Agreements and those certain CrossPoint Investor Warrants entered into by CrossPoint and each Investor to effect the Private Placement.

“Investor” means a Person that executed the Investment Documents and invested in CrossPoint through the Private Placement.

“IRS” means the Internal Revenue Service and, to the extent relevant, the Department of Treasury.

“Judgment” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.

“Knowledge” means (a) with respect to Electrum Companies, the actual knowledge after reasonable investigation of any of Peter G. Geddes, Douglas Scheving, Lloyd Dedemus, and Carina Neumann; and (b) with respect to the CrossPoint Companies, the actual knowledge after reasonable investigation of any of Daniel F. Collins.

“Law” means any constitution, law, statute, treaty, rule, regulation, ordinance, code, binding case law, principle of common law or notice of any Governmental Authority.

“Liability” includes liabilities, debts or other obligations of any nature, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, due or to become due or otherwise, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP.

“Loss” means any loss, damage, fine, penalty, expense (including reasonable attorneys’ or other professional fees and expenses and court costs), injury, diminution of value, Liability, Tax, Encumbrance or other cost, expense or adverse effect whatsoever, whether or not involving a third party claim.

“Note Release” means the Release, dated the Closing Date, in a form agreed upon by Electrum and CrossPoint that releases any and all obligations of Electrum to Lloyd Dedemus with respect to any and all advances made to Electrum or other indebtedness owed to Mr. Dedemus, including the $27,000 advanced by Mr. Dedemus to Electrum pursuant to an oral agreement prior to the Closing Date.

“Occupational Safety and Health Law” means any Law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions other than an Environmental law.

“Person” means an individual or an entity, including a corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity, or any Governmental Authority.

“PetroBridge Participation Agreements” means those certain Participation Agreements dated September 2, 2005 by and between CrossPoint Holdings and D.B. Zwirn Special Opportunities Fund, L.P. and Drawbridge Special Opportunities Fund LP, respectively.

“Principal Exchange” means the principal stock exchange, market or quotation system upon which the Common Stock is traded, listed or reported. If the Common Stock is traded, listed or reported on more than one stock exchange, market or quotation system, then the Principal Exchange shall be the most preferential of the following, in descending order of preference: (1) New York Stock Exchange, (2) American Stock Exchange, (3) Nasdaq Stock Market National Market System, (4) Nasdaq Stock Market Small Cap System, (5) OTC Bulletin Board, (6) any regional registered stock exchange selected by the board of directors of Electrum, (7) any other exchange, market or quotation system selected by the board of directors of Electrum.

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement entered into by CrossPoint and each Investor to effect the Private Placement.

“Subsidiary” means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries.

“Tax” means (a) any federal, state, local, foreign and other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental (including taxes under Section 59A of the Code), capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment and social security or other tax of whatever kind (including any fee, assessment and other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority, (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute and (c) any items described in this paragraph that are attributable to another Person but that Electrum is liable to pay by Law, by Contract or otherwise, whether or not disputed.

“Tax Return” means any report, return, declaration, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trading Day” means any day that the Principal Exchange is available for trading Common Stock.

Additional Defined Terms. For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section
Acquisition Corporation	Preamble
Agreement	Preamble
Articles of Merger	3.2
Certificate	2.10
Claim Notice	9.2(a)
Closing	3.1
Closing Date	3.1
CrossPoint	Preamble
CrossPoint Member	3.2(a)
Effective Time	2.2
Electrum	Preamble
Electrum Intellectual Property	4.14(a)
Escrow Agent	3.2(a)
Escrow Agreement	3.2(a)
Escrow Shares	3.2(b)
Exchange Act	4.5
FCPA	4.20(e)
Financial Statements	4.6
Last Balance Sheet	4.10
Market Value	9.2(f)
Merger	2.1
Merger Consideration	2.7
NRS	2.1
Objection Notice	9.2(b)
Pre-Closing Period	6.1
Private Placement	7.2(f)
Restricted Persons	6.7(a)
SEC	4.5
SEC Documents	4.5
Securities Act	4.4(c)
Subscription Agreements	3.2(a)
Surviving Corporation	2.1
Construction. Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise. The table of contents and the headings of Articles and Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement should be construed to be of such gender or number as the circumstances require. The term “including” means “including without limitation” and is intended by way of example and not limitation. Any reference to a statute refers to the statute, any amendments or successor legislation, and all regulations promulgated under or implementing the statute, as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date.

ARTICLE II
THE MERGER

The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, CrossPoint will be merged (the “Merger”) with and into the Acquisition Corporation in accordance with the provisions of the Nevada Revised Statutes (the “NRS”). Following the Merger, the Acquisition Corporation will continue as the surviving corporation (the “Surviving Corporation”) and the separate existence of CrossPoint as a limited liability company will cease.

Effective Time. The Merger will be consummated by the filing of the Articles of Merger with the Secretary of State of the State of Nevada in accordance with Section 92A.100 of the NRS. The time the Merger becomes effective in accordance with Section 92A.100 of the NRS is referred to in this Agreement as the “Effective Time.”

Effects of the Merger. The Merger will have the effects set forth in the NRS. Without limiting the generality of the foregoing, as of the Effective Time, all properties, rights, privileges, powers and franchises of CrossPoint and the Acquisition Corporation will vest in the Surviving Corporation and all debts, liabilities and duties of CrossPoint and the Acquisition Corporation will become debts, liabilities and duties of the Surviving Corporation.

Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Acquisition Corporation will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Directors. The directors of the Acquisition Corporation at the Effective Time will be Ronald D. Ormond, John A. Bailey, David C. Bradshaw, Daniel F. Collins, Richard K. Hebert and Jeffrey A. Krakos, who will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation or as otherwise provided by law.

Officers. The officers of the Surviving Corporation at the Effective Time will be the Persons holding the offices set forth below, who will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation or as otherwise provided by law.

Daniel F. Collins  President and Chief Executive Officer

Jeffrey A. Krakos  Executive Vice President

Margaret Coughlin  Controller and Secretary

Consideration for CrossPoint Units. Each CrossPoint Unit issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive, upon the surrender of the certificate formerly representing such CrossPoint Unit to the Surviving Corporation, one share of Common Stock (the “Merger Consideration”).

Consideration for Termination of Participation Agreements. PetroBridge will cause D.B. Zwirn Special Opportunities Fund, L.P. and Drawbridge Special Opportunities Fund LP to execute and deliver Termination Agreements of the Participation Agreements and, as consideration for the execution and delivery of such Termination Agreements, Electrum will issue and deliver to D.B. Zwirn Special Opportunities Fund, L.P. and Drawbridge Special Opportunities Fund LP certificates representing 1,056,797 and 1,056,797 shares of Common Stock, respectively.

Conversion of Acquisition Corporation Common Stock. Each share of the common stock, par value $.00001 per share, of the Acquisition Corporation issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of the common stock, par value $.00001 per share, of the Surviving Corporation.

Exchange of Certificates. From and after the Effective Time, each holder of a certificate that immediately prior to the Effective Time represented outstanding CrossPoint Units (a “Certificate”) will be entitled to receive, in exchange therefor and upon surrender thereof to the Surviving Corporation, a new certificate that represents the Merger Consideration issuable to the previous holder of the CrossPoint Units evidenced by such Certificate.

No Rights as Member. From and after the Effective Time, the holders of Certificates will cease to have any rights as a member of CrossPoint except as otherwise provided in this Agreement or by applicable Law and the Surviving Corporation will be entitled to treat each Certificate that has not yet been surrendered for exchange solely as evidence of the right to receive the Merger Consideration.

Rights of Stockholder. From and after the Effective Time, each recipient of Merger Consideration will be entitled to the rights of a stockholder of Electrum.

Escheat. Neither Electrum nor the Surviving Corporation will be liable to any former holder of CrossPoint Member Units for any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. In the event any Certificate has not been surrendered for exchange prior to the second anniversary of the Closing Date, or prior to such earlier date as of which such Certificate or the Merger Consideration payable upon the surrender thereof would otherwise escheat to or become the property of any governmental entity, then the Merger Consideration otherwise payable upon the surrender of such Certificate will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all rights, interests and adverse claims of any person.

Assumption of Investment Documents. At the Effective Time, Electrum shall assume the obligations of CrossPoint under the Investment Documents.

Investor Notes and Warrants. Upon the surrender of the CrossPoint Investor Notes and CrossPoint Investor Warrants at or after the Effective Time, Electrum will issue a new note and new warrant to each holder thereof with substantially identical terms as the CrossPoint Investor Notes and CrossPoint Investor Warrants.

ARTICLE III
CLOSING

Closing. Subject to Article 8, the consummation of the Merger and the other transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Patton Boggs LLP, 2001 Ross Avenue, Suite 3000, Dallas, Texas 75201, at 10:00 a.m., local time, on the third business day after which the last of the conditions set forth in Article 7 has been satisfied or waived in writing (except for conditions which in accordance with their terms must be satisfied at the Closing) or such other date as Electrum and CrossPoint may mutually agree upon in writing. The date upon which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Closing Deliveries.

At the Closing, CrossPoint will deliver or cause to be delivered:

Articles of merger executed by CrossPoint, in accordance with Section 92A.100 of the NRS and in a form agreed upon by Electrum and CrossPoint prior to the Closing Date (the “Articles of Merger”);

Certificates evidencing all outstanding CrossPoint Units as of the Closing Date;

A certificate, dated as of the Closing Date, executed by an officer of CrossPoint confirming the satisfaction of the conditions specified in Sections 7.1(a) and 7.1(b);

An escrow agreement (the “Escrow Agreement”) dated as of the Closing Date, by and among Mellon Bank Escrow Services, Inc., as escrow agent (the “Escrow Agent”), CrossPoint, Electrum, the Acquisition Corporation, and Grove, executed by CrossPoint, in a form agreed upon by Electrum and CrossPoint prior to the Closing Date;

A subscription agreement (the “Subscription Agreements”) with respect to the exchange of the CrossPoint Units for the Merger Consideration, executed by each member of CrossPoint (each a “CrossPoint Member”);

A certificate in a form agreed upon by Electrum and CrossPoint prior to the Closing Date of the secretary or assistant secretary of CrossPoint dated as of the Closing Date and attaching (A) CrossPoint’s certificate of organization and all amendments thereto, certified by the Secretary of State of Texas (B) CrossPoint’s regulations and all amendments thereto, (C) a certificate of good standing of CrossPoint certified by the Secretary of State of Texas and (D) all resolutions of the Board of Managers of CrossPoint relating to this Agreement and the transactions contemplated by this Agreement;

An opinion of Patton Boggs LLP, counsel to CrossPoint, dated the Closing Date, in a form agreed upon by Electrum and CrossPoint prior to the Closing Date.

At the Closing, Electrum and the Acquisition Corporation will deliver or cause to be delivered:

The Articles of Merger, executed by the Acquisition Corporation;

Certificates representing the Merger Consideration, to the CrossPoint Members;

A certificate, dated as of the Closing Date, executed by Electrum and the Acquisition Corporation confirming the satisfaction of the conditions specified in Sections 7.2(a) and 7.2(b);

The Escrow Agreement, executed by Electrum, the Acquisition Corporation, and Grove;

Certificates representing 546,383 shares of Common Stock (the “Escrow Shares”) comprising 40.0% of the shares held by Grove to the Escrow Agent pursuant to the terms of the Escrow Agreement;

Approximately 21,400,000 shares of Common Stock comprising the Merger Consideration, to the Members;

A certificate in a form agreed upon by Electrum and CrossPoint prior to the Closing Date of the Secretary or Assistant Secretary of each of the Electrum Companies and attaching (A) the certificate of incorporation and all amendments thereto of each of the Electrum Companies, certified by the Secretary of State of the State of Nevada, (B) the bylaws and all amendments thereto of each of the Electrum Companies, (C) a certificate of good standing of each of the Electrum Companies certified by the Secretary of State of the State of Nevada, and (D) all resolutions of the board of directors of each of the Electrum Companies relating to this Agreement and the transactions contemplated by this Agreement.

An opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to Electrum, dated the Closing Date, in a form agreed upon by Electrum and CrossPoint prior to the Closing Date.

The Claim Transfer Agreement, executed by the parties thereto.

The Note Release, executed by the parties thereto.

At the Closing, the Escrow Agent will deliver or cause to be delivered the Escrow Agreement, executed by the Escrow Agent.

Amendment and Restatement of Certificate of Incorporation and Bylaws of Electrum. Upon the Closing, (a) the Certificate of Incorporation of Electrum shall be amended and restated to read as set forth in Exhibit A attached hereto, and (b) the bylaws of Electrum shall be amended and restated to read as set forth in Exhibit B attached hereto.

Articles of Merger. Upon the Closing, the Acquisition Corporation and CrossPoint will cause the Articles of Merger set forth as Exhibit C attached hereto to be filed with the Secretary of State of the State of Nevada.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE Electrum COMPANies

Each of the Electrum Companies represents and warrants to CrossPoint that, except as set forth on the Electrum Disclosure Schedule:

Organization and Good Standing. Each of the Electrum Companies is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted. Each of the Electrum Companies is duly qualified or licensed to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification or licensure necessary, except where the failure to be so qualified would not have an Electrum Material Adverse Effect. Section 4.1 of the Electrum Disclosure Schedule sets forth an accurate and complete list of the jurisdiction of formation and the other jurisdictions in which each of the Electrum Companies is authorized to do business and a complete, and accurate list of the current directors and officers of each of the Electrum Companies. Electrum has delivered to CrossPoint accurate and complete copies of the certificate of incorporation and bylaws of each of the Electrum Companies, as currently in effect, and none of the Electrum Companies is in default under or in violation of any provision thereof. The Acquisition Corporation was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Authority and Enforceability.

Each of the Electrum Companies has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which any of the Electrum Companies is a party and to perform such Electrum Companies’ obligations under this Agreement and each such Ancillary Agreement. The execution, delivery and performance of this Agreement and the Ancillary Agreements have been duly authorized by all necessary action on the part of each of the Electrum Companies. Without limiting the foregoing, the board of directors of Electrum, at a meeting thereof duly called and held, has duly adopted resolutions by the requisite majority vote approving this Agreement, the Merger and the other transactions contemplated hereby, determining that the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Electrum and its stockholders and recommending that the stockholders of Electrum adopt and approve this Agreement. The affirmative vote or consent of the holders of a majority of the outstanding shares of Common Stock is the only vote or consent of the stockholders of Electrum needed to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby. The stockholders of Electrum, acting by written consent in accordance with the NRS and the bylaws of Electrum, have duly adopted resolutions in accordance with the foregoing voting requirements approving and adopting this Agreement, the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Electrum Companies and constitutes the legal, valid and binding obligation of each of the Electrum Companies, enforceable against each of the Electrum Companies in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Upon the execution and delivery by each of the Electrum Companies of the Ancillary Agreements to which such Electrum Company is a party, the Ancillary Agreements will constitute the legal, valid and binding obligations of such Electrum Company, enforceable against such Electrum Company in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

No Conflict. Neither the execution and delivery of this Agreement, nor the consummation or performance of the transactions contemplated by this Agreement, will:

Directly or indirectly (with or without notice, lapse of time or both) conflict with, result in a breach or violation of, constitute a default (or give rise to any right of termination, cancellation, acceleration, suspension or modification of any obligation or loss of any benefit) under, constitute a change in control under, result in any payment becoming due under, result in the imposition of any Encumbrances on any share of Common Stock or any of the properties or assets of any of the Electrum Companies under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under (i) the certificate of incorporation or bylaws of any of the Electrum Companies, or any resolution adopted by the stockholders or board of directors of any of the Electrum Companies, (ii) any Governmental Authorization or material Contract to which any of the Electrum Companies is a party or by which any of the Electrum Companies is bound or to which any of their respective properties or assets is subject or (iii) any Law or Judgment applicable to any of the Electrum Companies or any of their respective properties or assets; or

Require any of the Electrum Companies or any stockholder of any of the Electrum Companies to obtain any consent, waiver, approval, ratification, permit, license, Governmental Authorization or other authorization of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person (other than the filing of the Certificate of Merger or other filings or consents contemplated herein).

Capitalization and Ownership.

The authorized capital stock of Electrum consists solely of 100,000,000 shares of Common Stock, of which 3,250,000 shares are issued and outstanding. No shares are reserved for issuance pursuant to any warrant, option, convertible security or any other security exercisable for or convertible into Common Stock. Section 4.4(a) of the Electrum Disclosure Schedule sets forth an accurate and complete list each registered holder of shares of Common Stock.

The authorized capital stock of the Acquisition Corporation consists solely of 1,000 shares of common stock, par value $.00001 per share, of which 1,000 shares are issued and outstanding. No shares are reserved for issuance pursuant to any warrant, option, convertible security or any other security exercisable for or convertible into Common Stock. All of the issued and outstanding shares of common stock of the Acquisition Corporation are held by Electrum.

Except as set forth in this Section 4.4, (i) there are no equity securities of any class of any of the Electrum Companies, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls, rights or other Contracts to which any of the Electrum Companies is a party or by which any of the Electrum Companies is bound obligating any of the Electrum Companies to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of any of the Electrum Companies or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating any of the Electrum Companies to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, or Contract. There are no Contracts to which any of the Electrum Companies or any Stockholder or Affiliate of any of the Electrum Companies is a party or by which any of the Electrum Companies or any Stockholder or any Affiliate of any of the Electrum Companies is bound with respect to the voting (including voting trusts or proxies), registration under the United States Securities Act of 1933 (the “Securities Act”) or any foreign securities Law, or the sale or transfer (including Contracts imposing transfer restrictions) of any shares of capital stock or other equity interests of any of the Electrum Companies. No holder of indebtedness of any of the Electrum Companies has any right to convert or exchange such indebtedness for any equity securities or other securities of any of the Electrum Companies. No holders of outstanding indebtedness of any of the Electrum Companies have any rights to designate nominees for director of any of the Electrum Companies, vote for the election of directors of any of the Electrum Companies or to vote on any other matter with respect to any of the Electrum Companies.

None of the Electrum Companies owns, controls or has any rights to acquire, directly or indirectly, any capital stock or other equity interests or debt instruments of any Person, except as set forth in Section 4.4(b).

All of the issued and outstanding shares of capital stock of the Electrum Companies are duly authorized, validly issued, fully paid, nonassessable, not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right and have been issued in compliance with all applicable Laws. Other than as required under the NRS and federal and state securities laws, no legend or other reference to any purported Encumbrance appears on any certificate representing any issued and outstanding shares of capital stock of the Electrum Companies or any equity securities of any of the Electrum Companies.

As of the date hereof, no stockholder of Electrum has taken any action to exercise or perfect any statutory appraisal rights in connection with the Merger or any of the other transactions contemplated by this Agreement in accordance with Section 92A.380 of the NRS.

SEC Filings. Electrum has filed all reports, schedules, forms, statements and other documents as required by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act, the United States Securities Exchange Act of 1934 (the “Exchange Act”), and the other securities Laws of the United States and has delivered to CrossPoint all reports, schedules, forms, statements and other documents filed with the SEC (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act, the other securities Laws of the United States and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents as of such date contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Financial Statements. The consolidated financial statements (including the notes thereto) of Electrum (the “Financial Statements”) included in the SEC Documents are correct and complete in all material respects, are consistent with the books and records of the Acquired Companies and have been prepared in accordance with GAAP, consistently applied throughout the periods involved. The Financial Statements fairly present, in all material respects, the financial condition and the results of operations, changes in stockholder’s equity and cash flow of the Electrum Companies as of the respective dates and for the periods indicated therein, all in accordance with GAAP. No financial statements of any Person other than the Electrum Companies are required by GAAP to be included in the Financial Statements.

Books and Records. The books of account, minute books, stock record books and other records of each of the Electrum Companies, all of which have been made available to CrossPoint, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. At the time of the Closing, all of such books and records will be in the possession of Electrum. The minute books of each of the Electrum Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the Electrum Company’s stockholders, directors and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books.

Accounts Receivable. None of the Electrum Companies have any notes or accounts receivable.

Inventories. None of the Electrum Companies have any inventories.

No Undisclosed Liabilities. None of the Electrum Companies has any material Liability except for (a) Liabilities accrued or expressly reserved for in the most recent consolidated balance sheet of Electrum contained in the Financial Statements (the “Last Balance Sheet”); and (b) Liabilities incurred in the ordinary course of business after the date of the Last Balance Sheet which, in the aggregate, do not amount to more than $5,000.

Absence of Certain Changes and Events. Since the date of the Last Balance Sheet, each of the Electrum Companies has conducted its business only in the ordinary course of business and there has not been any Electrum Material Adverse Effect. Without limiting the generality of the previous sentence, since the date of the Last Balance Sheet, none of the following events has taken place or occurred with respect to any of the Electrum Companies.

No amendment to its certificate of incorporation or bylaws or other comparable charter or organizational documents;

No change in its authorized or issued capital stock, or issuance, sale, grant, repurchase, redemption, pledge or other disposition of or Encumbrance on any shares of its capital stock or other voting securities or any securities convertible, exchangeable or redeemable for, or any options, warrants or other rights to acquire, any such securities other than the grant and exercise of options;

No split, combination or reclassification of any of its capital stock;

No declaration, setting aside or payment of any dividend or other distribution (whether in cash, securities or other property) in respect of its capital stock (other than dividends and distributions between Electrum and the Acquisition Corporation);

No (i) incurrence of any indebtedness for borrowed money or guarantee of any such indebtedness of another Person, (ii) issuance, sale or amendment of any of its debt securities or warrants or other rights to acquire any of its debt securities, guarantee of any debt securities of another Person, entry into any “keep well” or other Contract to maintain any financial statement condition of another Person or entry into any arrangement having the economic effect of any of the foregoing, (iii) loans, advances or capital contributions to, or investment in, any other Person, other than between Electrum and the Acquisition Corporation, or (iv)  entry into any hedging Contract or other financial agreement or arrangement designed to protect any of the Electrum Companies against fluctuations in commodities prices or exchange rates;

No sale, lease, license, pledge or other disposition of or Encumbrance on any of its properties or assets;

No acquisition (i) by merger or consolidation with, or by purchase of all or a substantial portion of the assets or any stock of, or by any other manner, any business or Person or (ii) any assets that are material to any of the Electrum Companies individually or in the aggregate;

No damage to, or destruction or loss of, any of its assets or properties with an aggregate value to any of the Electrum Companies in excess of $5,000, whether or not covered by insurance;

No entry into, modification, acceleration, cancellation or termination of or receipt of notice of termination of, any Contract (or series of related Contracts) which involves a total remaining commitment by or to any of the Electrum Companies of at least $5,000 or otherwise outside the ordinary course of business;

No (i) adoption, entry into, termination or amendment of any Electrum Plan, collective bargaining agreement or employment, severance or similar Contract, (ii) increase in the compensation or fringe benefits of, or payment of any bonus to, any director, officer, employee or consultant or other independent contractor, (iii) amendment or acceleration of the payment, right to payment or vesting of any compensation or benefits, (iv) payment of any benefit not provided for as of the date of this Agreement under any Electrum Plan, (v) grant of any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Electrum Plans or Contracts or awards made thereunder or (vi) any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Electrum Plan;

No cancellation, compromise, release or waiver of any claims or rights (or series of related claims or rights) with a value exceeding $5,000 or otherwise outside the ordinary course of business;

No settlement or compromise in connection with any Proceeding;

No capital expenditure or other expenditure with respect to property, plant or equipment;

No change in accounting principles, methods or practices or investment practices, including any changes as were necessary to conform with GAAP;

No material change in payment or processing practices or policies regarding intercompany transactions;

No material acceleration or delay in the payment of accounts payable or other Liabilities or in the collection of notes or accounts receivable;

No authorization of or Contract by any of the Electrum Companies to take any of the actions described in this Section 4.10.

Assets. Each of the Electrum Companies has good and valid title to, or in the case of leased assets, valid leasehold interests in, all of the tangible properties and tangible assets owned, leased or operated by it, including those shown on the Last Balance Sheet or acquired after the date thereof, free and clear of any Encumbrances. Each item of tangible property is in good operating condition and repair, ordinary wear and tear excepted, and is suitable for the purposes for which it is being used. The tangible property owned or leased by each of the Electrum Companies constitutes all such property used in or necessary to conduct the businesses of the Electrum Companies as conducted as of the date of this Agreement.

Real Property. None of the Electrum Companies owns, leases or otherwise has any interest in any real property, nor has any of the Electrum Companies ever owned any real property.

Intellectual Property.

Each of the Electrum Companies owns or otherwise possesses valid and legally enforceable rights to use all Intellectual Property used by the respective Electrum Companies as of the Closing Date (the “Electrum Intellectual Property”). The Electrum Intellectual Property constitutes all of the Intellectual Property used in or necessary to conduct the businesses of the Electrum Companies as conducted by the Electrum Companies.

None of the Electrum Companies owns or otherwise possesses any patents, registered trademarks, registered copyrights, or any applications for the same. None of the Electrum Companies has licensed or otherwise granted rights in or to any of the Electrum Intellectual Property to any Person. No third party has licensed or sublicensed to any of the Electrum Companies or otherwise authorized any of the Electrum Companies to use any Intellectual Property.

The Electrum Intellectual Property is free of all payment obligations and other Encumbrances and is not subject to any limitations or restrictions on use or otherwise. No Person has any rights in the Electrum Intellectual Property that could cause any reversion or renewal of rights in favor of that Person or termination of any Electrum Company’s rights in the Electrum Intellectual Property.

To Electrum’s Knowledge, no Person has infringed or misappropriated any of the Electrum Intellectual Property. No Electrum Company has commenced or threatened any Proceeding, or asserted any allegation or claim, against any Person for infringement or misappropriation of the Electrum Intellectual Property or breach of any Contract involving the Electrum Intellectual Property.

The conduct of the business of the Electrum Companies does not infringe or misappropriate any other Person’s Intellectual Property rights. No Electrum Company has received notice of any pending or threatened Proceeding or any written allegation or written claim in which any Person alleges that an Electrum Company has infringed or misappropriated any Person’s Intellectual Property rights.

Each Electrum Company has taken all commercially reasonable steps necessary to protect and preserve the confidentiality of each item of Electrum Intellectual Property.

Contracts.

Section 4.15(a) of the Electrum Disclosure Schedule sets forth an accurate and complete list of each Contract (or group of related Contracts) to which Electrum is a party, by which Electrum is bound or pursuant to which Electrum is an obligor or a beneficiary. Other than this Agreement, the Acquisition Corporation is not and has never been a party to, bound by or an obligor or beneficiary with respect to any Contract.

Electrum has delivered to CrossPoint an accurate and complete copy (in the case of each written Contract) or an accurate and complete written summary (in the case of each oral Contract) of each of the Contracts listed in Section 4.15(a) of the Electrum Disclosure Schedule. The Electrum Companies make the following representations with respect to each such Contract.

The Contract is a legal, valid, binding and enforceable obligation of Electrum and, to Electrum’s knowledge, the other party or parties thereto, and is in full force and effect, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies;

Electrum and, to Electrum’s Knowledge, the other parties to the Contract have performed all of their respective material obligations required to be performed under the Contract as of the Closing Date;

Electrum is not nor, to Electrum’s Knowledge, is any other party to the Contract in breach or default under the Contract and no event has occurred that (with or without notice, lapse of time or both) would constitute a breach or default by Electrum or, to Electrum’s Knowledge, by any such other party or permit termination, cancellation, acceleration, suspension or modification of any obligation or loss of any material benefit under, result in any payment becoming due under, result in the imposition of any Encumbrances on any of the outstanding shares of Common Stock or any of the properties or assets of Electrum under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under, the Contract, nor has Electrum given or received notice or other communication alleging the same; and

The Contract is not under renegotiation (nor has written demand for any renegotiation been made) and no party has repudiated any portion of the Contract.

No director, agent, employee or consultant or other independent contractor of Electrum is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights agreement, with any other Person that in any material manner adversely affects or will affect (i) the performance of his or her duties for Electrum, (ii) his or her ability to assign to Electrum rights to any invention, improvement, discovery or information relating to the business of Electrum or (iii) the ability of Electrum to conduct its business.

Electrum has never been a party to any Contract with any Governmental Authority or with a third party to provide products or services to any Governmental Authority.

Tax Matters.

All Tax Returns of the Electrum Companies required to be filed on or before the Closing Date have been timely filed in accordance with applicable Laws, and each such Tax Return is accurate and complete in all respects. Each of the Electrum Companies has timely paid all Taxes due with respect to the taxable periods covered by such Tax Returns and all other Taxes (whether or not shown as due and owing on any Tax Return). No claim has ever been made in writing to any of the Electrum Companies by a Governmental Authority in a jurisdiction where any of the Electrum Companies does not file a Tax Return that it is or may be subject to taxation by that jurisdiction. None of the Electrum Companies have requested an extension of time within which to file any Tax Return that has not since been filed.

The Electrum Companies have and will have no additional Liability for Taxes with respect to any Tax Return which was required by applicable Laws to be filed on or before the Closing Date, other than those reflected as Liabilities in line items on the Last Balance Sheet. The amounts reflected as Liabilities in line items on the Last Balance Sheet for all Taxes are adequate to cover all unpaid Liabilities for all Taxes of the Electrum Companies, whether or not disputed, that have accrued with respect to, or are applicable to, the period ended on and including the Closing Date. Since the date of the Last Balance Sheet, no Electrum Company has incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP.

All Taxes that each Electrum Company is required by Law to withhold or collect, including sales and use Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, have been duly withheld or collected. To the extent required by applicable Law, all such amounts have been paid over to the proper Governmental Authority or, to the extent not yet due and payable, are held in separate bank accounts for such purpose.

To the Electrum’s Knowledge, no federal, state, local or foreign audits or other Proceedings are pending or being conducted, nor has any Electrum Company received within the past three years any (i) notice from any Governmental Authority that any such audit or other Proceeding is pending, threatened or contemplated, (ii) request for information related to Tax matters or (iii) notice of deficiency or proposed adjustment for any material amount of Tax proposed, asserted or assessed by any Governmental Authority against any Electrum Company, with respect to any Taxes due from or with respect to any Electrum Company or any Tax Return filed by or with respect to any Electrum Company. The Electrum Companies have not granted or been requested to grant any waiver of any statutes of limitations applicable to any claim for Taxes or with respect to a Tax assessment or deficiency.

All Tax deficiencies that have been claimed, proposed or asserted in writing against any Electrum Company have been fully paid or finally settled, and no issue has been raised in writing in any examination which, by application of similar principles, could be expected to result in the proposal or assertion of a Tax deficiency for any other year not so examined.

No position has been taken on any Tax Return with respect to the business or operations of any Electrum Company for a taxable period for which the statute of limitations for the assessment of any Taxes with respect thereto has not expired that is contrary to any publicly announced position of a taxing authority or that is substantially similar to any position which a taxing authority has successfully challenged in the course of an examination of a Tax Return of any Electrum Company.

None of the Electrum Companies is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar Contract or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Authority).

None of the Electrum Companies is or has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which Electrum is the common parent, and none of the Electrum Companies has any Liability for Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of foreign, state or local Law), as a transferee or successor, by Contract or otherwise.

None of the Acquired Companies is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

There are no Encumbrances upon any properties or assets of any Electrum Company arising from any failure or alleged failure to pay any Tax (other than Encumbrances relating to Taxes not yet due and payable).

The Electrum Companies have delivered to CrossPoint correct and complete copies of all Tax Returns for the fiscal years ended since inception through December 31, 2005.

The Electrum Companies have not waived any statute of limitations in respect of Taxes which has continuing effect.

The Electrum Companies have not made any election or participated in any arrangement whereby any Tax Liability or any Tax asset of the Electrum Companies was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax Liability or any Tax asset of any other Person.

There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Electrum Companies.

There are no outstanding rulings of, or requests for rulings with, any Tax authority expressly addressed to the Electrum Companies that are, or if issued would be, binding for any Tax period or portion thereof ending after the Closing Date.

The Electrum Companies have not executed, become subject to or entered into any material closing agreement pursuant to Section 7121 of the Code or any similar or predecessor provision thereof under the Code or other applicable Tax laws that would be binding for any Tax period or portion thereof ending after the Closing Date.

The Electrum Companies have not received approval to make or agreed to a change in accounting method or have any application pending with any Tax authority requesting permission for any such change.

The Electrum Companies have not entered into any transactions that require disclosure under Section 6011 of the Code.

In the past two years, none of the Electrum Companies has been a distributing corporation within the meaning of Sections 355 and 361 of the Code.

Employee Benefit Matters.

None of the Electrum Companies has or has ever had an Electrum Plan.

Neither any of the Electrum Companies nor any ERISA Affiliate of the Electrum Companies has ever established, maintained or contributed to, or had an obligation to maintain or contribute to, any (i) multiemployer plan as defined in Section 3(37)(A) of ERISA, (ii) Pension Plan subject to Title IV of ERISA, (iii) voluntary employees’ beneficiary association under Section 501(c)(9) of the Code, (iv) organization or trust described in Section 501(c)(17) or 501(c)(20) of the Code, (v) welfare benefit fund as defined in Section 419(e) of the Code, (vi) self-insured plan (including any plan pursuant to which a stop-loss policy or contract applies) or (vii) an Electrum Plan that is an employee welfare plan described in Section 3(1) of ERISA that has two or more contributing sponsors at least two of which are not under common control within the meaning of Section 3(40) of ERISA. No Electrum Company provides health or welfare benefits for any retired or former employee, or their beneficiaries or dependents, nor is any Electrum Company obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service.

No Electrum Company has made or has become obligated to make, and no Electrum Company will as a result of the consummation of the transactions contemplated by this Agreement become obligated to make, any payments that could be nondeductible by reason of Section 280G of the Code (without regard to subsection (b)(4) thereof) or Section 162(m) of the Code (or any corresponding provision of foreign, state or local Law), nor will any Electrum Company be required to “gross up” or otherwise compensate any individual because of the imposition of any excise Tax on such a payment to the individual.

Employment and Labor Matters.

Section 4.18(a) of the Electrum Disclosure Schedule sets forth an accurate and complete list of (i) all employees and independent contractors currently performing services for any Electrum Company, including each employee on leave of absence or layoff status, along with the position, date of hire or engagement, compensation and benefits, scheduled or contemplated increases in compensation, scheduled or contemplated promotions, accrued but unused sick and vacation leave and (ii) all employees and independent contractors whose services for the Electrum Companies has ended within the two-year period preceding the date of this Agreement.

Neither any Electrum Company nor any ERISA Affiliate of the Electrum Companies is, or has been, a party to or bound by any collective bargaining, works council or other Contract with any labor union, works council or representative of any employee group, nor is any such Contract being negotiated by any Electrum Company or ERISA Affiliate of the Electrum Companies. Electrum has no Knowledge of any union organizing, election or other activities made or threatened at any time within the past three years by or on behalf of any union, works council or other labor organization or group of employees with respect to any employees of any Electrum Company. There is no union, works council, or other labor organization, which, pursuant to applicable Law, must be notified, consulted or with which negotiations need to be conducted connection with the transactions contemplated by this Agreement.

Since January 1, 2003, no Electrum Company has experienced any labor strike, picketing, slowdown, lockout, employee grievance process or other work stoppage or labor dispute, nor to Electrum’s Knowledge is any such action threatened. To Electrum’s Knowledge, no event has occurred or circumstance exists that may provide the basis for any such action, nor does any Electrum Company contemplate a lockout of any employees.

Each Electrum Company has complied in all material respects with all applicable Laws and its own policies relating to labor and employment matters, including fair employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, workers’ compensation, the payment of social security and similar Taxes, occupational safety and plant closing.

There is no Proceeding pending or, to Electrum’s Knowledge, threatened against or affecting any Electrum Company relating to the alleged violation by any Electrum Company (or its directors or officers) of any Law pertaining to labor relations or employment matters. No Electrum Company has committed any unfair labor practice, nor has there has been any charge or complaint of unfair labor practice filed or, to Electrum’s Knowledge, threatened against any Electrum Company before the National Labor Relations Board or any other Governmental Authority. There has been no complaint or charge of discrimination filed or, to Electrum’s Knowledge, threatened, against any Electrum Company with the Equal Employment Opportunity Commission or any other Governmental Authority.

Since January 1, 2003, no Electrum Company has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, or any similar foreign, state or local Law, and no such action will be implemented.

Environmental, Health and Safety Matters.

Each Electrum Company is, and since inception has been, in compliance with all, and not subject to any Liability under any, Environmental Laws and Occupational Safety and Health Laws. Without limiting the generality of the foregoing, each Electrum Company and its respective Affiliates have obtained and complied in all material respects with all Governmental Authorizations that are required pursuant to Environmental Laws and Occupational Safety and Health Laws for the occupation of their facilities and the operation of their businesses. An accurate and complete list of all such material Governmental Authorizations is set forth in Section 4.19(a) of the Electrum Disclosure Schedule.

No Electrum Company has received any notice, report or other written communication or information regarding (i) any actual, alleged or potential violation of, or failure to comply with, any Environmental Law or Occupational Safety and Health Law or (ii) any Liability or potential Liability, including any investigatory, remedial or corrective obligation, relating to any Electrum Company or any real property or other property or facility currently or previously owned, leased, operated or controlled by any Electrum Company arising under any Environmental Law or Occupational Safety and Health Law.

To Electrum’s Knowledge, no Hazardous Material contamination, landfill, surface impoundment, disposal area or underground storage tank is present or has ever been present at any property or facility currently or previously owned, leased, operated or controlled by any Electrum Company.

No Electrum Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, including any Hazardous Material, or owned or operated any property or facility, in a manner that has given or is reasonably likely to give rise to any material Liability, including any material Liability for response costs, corrective costs, personal injury, property damage, natural resources damage or attorneys’ fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Solid Waste Disposal Act, or any other Environmental Law or Occupational Safety and Health Law.

No Electrum Company has, either expressly or by operation of Law, assumed or undertaken any material Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law.

No event or circumstance relating to the operations of, or the properties or facilities currently or previously owned, leased, operated or controlled by, any Electrum Company is reasonably likely (i) to prevent, hinder or limit continued compliance in all material respects with any Environmental Law or Occupational Safety and Health Law, (ii) to give rise to any material investigatory, remedial or corrective obligations pursuant to any Environmental Law or Occupational Safety and Health Law, or (iii) to give rise to any other material Liability pursuant to any Environmental Law or Occupational Safety and Health Law, including any Liability relating to onsite or offsite releases of Hazardous Materials, personal injury, property damage or natural resources damage.

No Electrum Company has created, made, caused to be made or received any environmental reports, investigations or audits conducted by or on behalf of any Electrum Company, any Governmental Authority, or any other third party during the past five years and relating to properties and facilities currently or previously owned, leased, operated or controlled by any Electrum Company.

Neither this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, will result in any obligation for site investigation or cleanup, or notification to or consent of any Governmental Authority or other third party, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws.

Compliance with Laws, Judgments and Governmental Authorizations.

Each Electrum Company has complied with all, and no Electrum Company has violated in any material respect any, Laws, Judgments and Governmental Authorizations applicable to it or to the conduct of its business or the ownership or use of any of its properties or assets. No Electrum Company has received at any time since January 1, 2003 any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding any actual, alleged or potential violation of, or failure to comply with, any Law, Judgment or Governmental Authorization, or any actual, alleged or potential obligation on the part of any Electrum Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

Section 4.20(b) of the Electrum Disclosure Schedule sets forth an accurate and complete list of each material Governmental Authorization that is held by each Electrum Company or that otherwise relates to the business of, or any of the assets owned or used by, any Electrum Company, all of which are valid and in full force and effect and will remain so following the Closing. The Governmental Authorizations listed in Section 4.20(b) of the Electrum Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit the Electrum Companies to conduct their businesses lawfully in the manner in which they currently conduct such businesses and to permit the Acquired Companies to own and use their assets in the manner in which they own and use such assets currently.

Section 4.19(c) of the Electrum Disclosure Schedule sets forth an accurate and complete list of each Judgment to which any Electrum Company, or any of the assets owned or used by any Electrum Company, is or has been subject. To Electrum’s Knowledge, no director, officer, employee or agent of any Electrum Company is subject to any Judgment that prohibits such director, officer, employee or agent from engaging in or continuing any conduct, activity or practice relating to the business of any Electrum Company.

Neither any Electrum Company, nor to Electrum’s Knowledge, any of their respective officers, directors, employees, consultants, representatives, agents or Affiliates (nor any Person acting on behalf of any of the foregoing) has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay, or authorized the payment of any money or anything of value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to any officer or employee of a Governmental Authority, any Person acting for or on behalf of any Governmental Authority, any political party or official thereof, any candidate for political office or any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons.

Neither any Electrum Company, nor to Electrum’s Knowledge, any of their respective officers, directors, employees, consultants, representatives, agents or Affiliates has violated or is in violation of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), or any other applicable Law of similar effect, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

No Electrum Company has at any time since January 1, 2003 engaged in the sale, purchase, import, export, re-export or transfer of products or services, either directly or indirectly, to or from Burma, Cuba, Iran, Iraq, Libya, North Korea, Sudan or Syria or are a party to or beneficiary of, or have any interest in, any franchise, license, management or other Contract with any Person, either public or private, in such jurisdictions or are a party to any investment, deposit, loan, borrowing or credit arrangement or involved in any other financial dealings, with any Person, either public or private, in such jurisdictions. Neither any Electrum Company, nor any Person acting on behalf of any Electrum Company, has, directly, or indirectly through a third-party intermediary, entered into any Contract that remains in effect and that contains provisions reflecting participation in or cooperation with the Arab League boycott of Israel.

Since January 1, 2003, all exports, re-exports, sales or transfers of products or services of the Electrum Companies have been effected in all material respects in accordance with all applicable Laws, including anti-corruption, customs, export control, trade sanctions, anti-terrorism and anti-boycott Laws of the United States or any other relevant jurisdiction. All products shipped by each of the Electrum Companies have been accurately marked, labeled and transported in all material respects in accordance with applicable Laws.

During the last five years, (i) no Electrum Company has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under any applicable Laws and (ii) to Electrum’s Knowledge, no Governmental Authority has initiated, or threatened to initiate, a Proceeding against any Electrum Company or any of their respective officers, directors, employees, consultants, representatives, agents or Affiliates asserting that the Electrum Company or its Affiliate is not in compliance with any export or import Laws or the FCPA or any other applicable Law of similar effect.

Legal Proceedings. There are no Proceedings (a) by or against any Electrum Company or to Electrum’s Knowledge, that otherwise relate to or may affect the business of any Electrum Company, or any of the properties or assets owned, leased or operated by any Acquired Electrum Company, (b) to Electrum’s Knowledge, by or against any of the directors or officers of Electrum Companies in their capacities as such or (c) that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To Electrum’s Knowledge, no other such Proceeding has been threatened, and no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding.

Product Liability and Product Warranty. No facts or circumstances exist that could reasonably be expected to give rise to any Proceeding, claim or demand against any of the Electrum Companies giving rise to any Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered by any Electrum Company. None of the Electrum Companies is subject to any Liability under any guaranty, warranty or indemnity provisions entered into by any Electrum Company in connection with sale of products or services.

Insurance. Section 4.23 of the Electrum Disclosure Schedule sets forth an accurate and complete list of all certificates of insurance, binders for insurance policies and insurance maintained by any Electrum Company. Section 4.23 of the Electrum Disclosure Schedule sets forth an accurate and complete list of all claims asserted by the Electrum Companies pursuant to any such certificate of insurance, binder or policy since January 1, 2003, and describes the nature and status of the claims. No Electrum Company has failed to give in a timely manner any notice of any claim that may be insured under any certificate of insurance, binder or policy required to be listed in Section 4.23 of the Electrum Disclosure Schedule and there are no outstanding claims which have been denied or disputed by the insurer. No Electrum Company has ever maintained, established, sponsored, participated in or contributed to any self-insurance program, retrospective premium program or captive insurance program.

Relationships with Affiliates. No Electrum Company, stockholder of any Electrum Company nor Affiliate of any Electrum Company or any stockholder of any Electrum Company has, or since January 1, 2003 has had, any interest in any material property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to any Electrum Company’s business.

Brokers or Finders. No Electrum Company or any Person acting on behalf of any Electrum Company has incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with any of the transactions contemplated by this Agreement.

Disclosure. No representation or warranty of any of the Electrum Companies in this Agreement and no statement in the Electrum Disclosure Schedule contains any material untrue statement or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. No notice given pursuant to Section 6.4 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF CROSSPOINT

CrossPoint represents and warrants to Electrum that except as set forth on the CrossPoint Disclosure Schedule:

Organization and Good Standing. CrossPoint is a limited liability company duly organized, validly existing and in good standing under the Laws of Texas.

Authority and Enforceability. CrossPoint has all requisite corporate power, authority and capacity to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations under this Agreement and each such Ancillary Agreement. The execution, delivery and performance of this Agreement and the Ancillary Agreements have been duly authorized by all necessary action on the part of CrossPoint. Without limiting the foregoing, the members of CrossPoint, acting by written consent in accordance with the laws of the State of Texas and the regulations of CrossPoint, has duly adopted resolutions approving this Agreement, the Merger and the other transactions contemplated hereby, determining that the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of CrossPoint and its members.

No Conflict. Neither the execution and delivery of this Agreement, nor the consummation or performance of the transactions contemplated by this Agreement, will:

Directly or indirectly (with or without notice, lapse of time or both), conflict with, result in a breach or violation of, constitute a default (or give rise to any right of termination, cancellation, acceleration, suspension or modification of any obligation or loss of any benefit) under, constitute a change in control under, result in any payment becoming due under, or result in the imposition of any Encumbrance on any of the properties or assets of CrossPoint under (i) the certificate of formation or regulations of CrossPoint, (ii) any Governmental Authorization to which any of the CrossPoint Companies is a party or by which any of the CrossPoint Companies is bound or by which any of their respective properties or assets is subject or (iii) any Law or Judgment applicable to any of the CrossPoint Companies or any of their respective properties or assets; or

Require any of the CrossPoint Companies to obtain any consent, waiver, approval, ratification, permit, license, Governmental Authorization or other authorization of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person.

Legal Proceedings. There is no pending Proceeding that has been commenced against any of the CrossPoint Companies and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To the CrossPoint’s knowledge, no such Proceeding has been threatened.

ARTICLE VI
COVENANTS

Access and Investigation. Between the date of this Agreement and the earlier of the Closing Date and the date this Agreement is terminated pursuant to Section 8.1 (the “Pre-Closing Period”) and upon reasonable advance notice from CrossPoint, Electrum will cause each of the Electrum Companies to (a) afford CrossPoint and its directors, officers, employees, agents, financing sources, consultants and other advisors and representatives reasonable access during normal business hours to all of the properties, books, Contracts, personnel and records of the Electrum Companies, and (b)  furnish promptly to CrossPoint and its directors, officers, employees, agents, financing sources, consultants and other advisors and representatives all other information concerning the business, properties, assets and personnel of the Electrum Companies.

Operation of the Businesses of the Acquired Companies.

During the Pre-Closing Period, Electrum will cause each of the Electrum Companies to (i) conduct its business only in the ordinary course of business, (ii) use its commercially reasonable efforts to maintain and preserve its business organization, keep available the services of its current officers, employees, consultants, agents and advisors, and preserve its business relationships with customers, strategic partners, suppliers, distributors, landlords, creditors and others having business dealings with it, (iii) maintain its properties and assets in good operating condition and repair, subject only to ordinary wear and tear, and (iv) to the extent requested by CrossPoint, otherwise report periodically to CrossPoint concerning the status of its business, operations and finances.

Without limiting the generality of Section 6.2(a) and except as otherwise expressly permitted by this Agreement, none of the Electrum Companies will (i) declare, set aside or pay any dividend or other distribution (whether in cash, securities or other property) in respect of its capital stock (other than dividends and distributions between Electrum and the Acquisition Corporation), (ii) other than as set forth in Section 6.13, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any options, warrants or other rights to acquire any such shares or securities or (iv) otherwise engage in any practice, take any action, or enter into any transaction of the type described in Section 4.10.

Consents and Filings; Reasonable Efforts. Each of the parties will use their respective commercially reasonable efforts (i) to take promptly, or cause to be taken (including actions after the Closing), all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and (ii) as promptly as practicable after the date of this Agreement, to obtain all Governmental Authorizations from, to give all notices to, and make all filings with, all Governmental Authorities, and to obtain all other consents, waivers, approvals and other authorizations from, and give all other notices to, all other third parties, that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

Notification. During the Pre-Closing Period, each of the parties will give prompt notice to the other parties of (a) the occurrence, or non-occurrence, of any event, the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, and (b) any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement. No notification pursuant to this Section 6.4 will be deemed to amend or supplement the Electrum Disclosure Schedule, prevent or cure any misrepresentation, breach of warranty or breach of covenant, or limit or otherwise affect any rights or remedies available to the party receiving notice, including pursuant to Article 8 or Article 10.

No Negotiation. During the Pre-Closing Period, neither Electrum nor any of its respective Affiliates, directors, officers, employees, agents, consultants and other advisors and representatives will, directly or indirectly:

(i) (a) Solicit, initiate or encourage any inquiry or the making of any proposal or offer;

(ii)  (b) Enter into, continue or otherwise participate in any discussions or negotiations, or enter into any Contract; or

(iii)  (c) Furnish to any Person any non-public information or grant any Person access to its properties, books, Contracts, personnel and records for the purpose of encouraging or facilitating any proposal, offer, discussions or negotiations;

(b) in each case regarding any business combination transaction involving any Electrum Company or any other transaction to acquire all or any material part of the business, properties or Intellectual Property of any Electrum Company or any amount of the capital stock of any Electrum Company (whether or not outstanding), whether by merger, purchase of assets, tender offer, license or otherwise, other than with CrossPoint. The Electrum Companies will immediately cease and cause to be terminated any such negotiations, discussion or Contracts (other than with CrossPoint) that are the subject of clauses (a) or (b) above and will immediately cease providing and secure the return of any non-public information and terminate any access of the type referenced in clause (c) above. If any Electrum Company, any stockholder of Electrum or any of their respective Affiliates, directors, officers, employees, agents, consultants and other advisors and representatives receives, prior to the Closing, any offer, proposal or request, directly or indirectly, of the type referenced in clause (a) or (b) above or any request for disclosure or access as referenced in clause (c) above, the Electrum Company or such stockholder thereof, as applicable, will immediately suspend any discussions with such offeror or Person with regard to such offers, proposals or requests and notify CrossPoint thereof, including information as to the identity of the offeror or Person making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as the Purchaser may reasonably request.

Expenses. Except as otherwise expressly provided in this Agreement, each party will bear its respective direct and indirect expenses incurred in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and representatives, whether or not the Merger is consummated.

Confidentiality.

None of the Electrum Companies will, or will cause or permit any of their respective directors, officers, employees, agents, consultants and other advisors and representatives (its “Restricted Persons”) to, disclose to any Person any Confidential Information or any information with respect to the legal, financial or other terms or conditions of this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby. The foregoing will not restrict the right of any party to disclose such information (i) to its respective Restricted Persons to the extent reasonably required to facilitate the negotiation, execution, delivery or performance of this Agreement and the Ancillary Agreements, (ii) to any Governmental Authority or arbitrator to the extent reasonably required in connection with any Proceeding relating to the enforcement of this Agreement or any Ancillary Agreement and (iii) as permitted in accordance with Section 6.7(b). The Electrum Companies will advise its Restricted Persons with respect to the confidentiality obligations under this Section 6.7(a) and will be responsible for any breach or violation of such obligations by its Restricted Persons.

If any of the Electrum Companies or any of their respective Restricted Persons become legally compelled to make any disclosure that is prohibited or otherwise restricted by this Agreement, then such Person will (i) give CrossPoint immediate written notice of such requirement, (ii) consult with and assist CrossPoint in obtaining an injunction or other appropriate remedy to prevent such disclosure and (iii) use its commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to any information so disclosed. Subject to previous sentence, the Electrum Companies and their Restricted Persons may make only such disclosure that, in the written opinion of their counsel, in form and substance reasonably acceptable to the other party, it is legally compelled or otherwise required to make to avoid contempt or suffering other material penalty.

Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement will be issued at such time and in such manner as CrossPoint and Electrum agree.

Information Statement. As promptly as practicable and in any event within 10 business days after the date upon which CrossPoint has provided to Electrum the information regarding CrossPoint required to be included in the Information Statement, Electrum will file the Information Statement with the SEC as required by the Exchange Act. As soon as reasonably possible (and after clearance of any comments to such document made by the SEC), Electrum will mail the Information Statement to each of its stockholders (other than those stockholders that have executed a written consent in lieu of special meeting approving and adopting this Agreement, the Merger and the other transactions contemplated hereby). Electrum will notify CrossPoint in writing as to the mailing date of the Information Statement.

Further Actions. Upon the request of any party to this Agreement, the other parties shall execute and deliver such instruments and other documents and shall take any other actions as the requesting party may reasonably request for the purposes of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

Registration Rights Agreements. Concurrently with the execution of this Agreement, Electrum shall execute and deliver a Registration Rights Agreement in favor of each Investor, in the form attached to the Securities Purchase Agreement as Exhibit A.

Investor Ownership. At the Effective Time, the Investors shall, in the aggregate, own not less than the number of shares of Common Stock and warrants to purchase Common Stock set forth as owned by the Investors in the Post-Closing Capitalization Chart attached to Schedule 3.1(g) of the Securities Purchase Agreement.

Reverse Stock Split. Prior to the Closing, Electrum will cause its outstanding shares to be combined in such a ratio that there are 1,365,957 shares of Common Stock outstanding immediately before the Effective Time.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Conditions to CrossPoint’s Obligation. CrossPoint’s obligation to consummate the Merger and the other transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by CrossPoint, in whole or in part):

All of the Electrum Companies’ representations and warranties set forth in this Agreement must have been true and correct in all respects as of the date of this Agreement and must be true and correct in all respects as of the Closing as though made on the Closing, except to the extent representations and warranties are specifically made as of a particular date, in which case those representations and warranties must be true and correct as of the specified date;

All of the covenants and obligations that the Electrum Companies are required to perform or to comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all respects;

Each Governmental Authorizations and consents identified in the Electrum Disclosure Schedule as a Governmental Authorization or consent that is required to be obtained as a condition to Closing must have been obtained and must be in full force and effect;

There must not be in effect, published, introduced or otherwise formally proposed any Law or Judgment, and there must not have been commenced or threatened any Proceeding, that in any case could (i) prohibit, prevent, make illegal, delay or otherwise interfere with the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (ii) cause any of the transactions contemplated by this Agreement or any of the Ancillary Agreements to be rescinded following consummation, (iii) affect adversely the right of Electrum to control the Surviving Corporation or (iv) affect adversely the right of the Electrum Companies or any of their Affiliates to own their respective assets and to operate their respective businesses; and

All required notice and waiting periods with respect to the Agreement, the Merger or any of the transactions contemplated by the Agreement under any Law, including the NRS and the Exchange Act, must have run and expired.

Electrum shall have delivered the Claims Transfer Agreement.

Electrum shall have delivered the Note Release.

The Closing Net Working Capital shall be not less than zero.

Conditions to the Electrum Companies’ Obligation. The Electrum Companies’ obligation to consummate the Merger and the other transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by Electrum, in whole or in part):

All of CrossPoint’s representations and warranties set forth in this Agreement must have been true and correct in all respects as of the date of this Agreement and must be true and correct in all respects as of the Closing as though made on the Closing, except to the extent representations and warranties are specifically made as of a particular date, in which case those representations and warranties must be true and correct as of the specified date;

All of the covenants and obligations that CrossPoint is required to perform or to comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all respects; and

There must not be in effect any Law or Judgment that would prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

There must not be in effect, published, introduced or otherwise formally proposed any Law or Judgment, and there must not have been commenced or threatened any Proceeding, that in any case could (i) prohibit, prevent, make illegal, delay or otherwise interfere with the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (ii) cause any of the transactions contemplated by this Agreement or any of the Ancillary Agreements to be rescinded following consummation, (iii) affect adversely the right of Electrum to control the Surviving Corporation or (iv) affect adversely the right of the Electrum Companies or any of their Affiliates to own their respective assets and to operate their respective businesses; and

All required notice and waiting periods with respect to the Agreement, the Merger or any of the transactions contemplated by the Agreement under any Law, including the NRS and the Exchange Act, must have run and expired.

CrossPoint shall have obtained not less that $15,000,000 through a private placement of CrossPoint Units, CrossPoint Investor Notes and CrossPoint Investor Warrants that meets the requirements of Section 4(2) of the Securities Act and Rule 506 thereunder (the “Private Placement”).

At the Effective Time, the Common Stock then held by the stockholders of Electrum will represent not less than 6.0% of the then outstanding shares of Common Stock immediately after the Merger, including in such outstanding shares the shares issuable upon conversion of the new notes issued pursuant to Section 2.15.

ARTICLE VIII
TERMINATION AND AMENDMENT

Termination Events. This Agreement may, by written notice given before or at the Closing, be terminated:

By mutual consent of CrossPoint and Electrum;

By CrossPoint if there has been a breach of any of Electrum’s representations, warranties or covenants contained in this Agreement resulting in the failure of a condition set forth in Section 7.1(a) or Section 7.1(b), and which breach has not been cured or cannot be cured within 30 days after the notice of the breach from CrossPoint;

By Electrum if there has been a breach of any of CrossPoint’s representations, warranties or covenants contained in this Agreement resulting in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), and which breach has not been cured or cannot be cured within 30 days after the notice of breach from Electrum;

By either CrossPoint or Electrum if any Governmental Authority of competent jurisdiction has issued a nonappealable final Judgment or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

By CrossPoint if the Closing has not occurred (other than through the failure of CrossPoint to comply fully with its obligations under this Agreement) within 120 days of the date of this Agreement; or

By Electrum if the Closing has not occurred (other than through the failure of any Electrum Company to comply fully with its obligations under this Agreement) within 120 days of the date of this Agreement.

Effect of Termination. Each party’s rights of termination under Section 8.1 are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such rights of termination is not an election of remedies. If this Agreement is terminated pursuant to Section 8.1, all obligations of the parties under this Agreement terminate, except that (a) the provisions of Sections 6.6, 6.7, 6.8, this Section 8.2 and Article 10 will remain in full force and survive any termination of this Agreement and (b) if this Agreement is terminated by a party because of the breach of this Agreement by another party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, then, except as otherwise provided in Section 8.2, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE IX
REMEDIES

Remedy for Breach. Subject to the limitations expressly set forth in this Section, Electrum and the Surviving Corporation may exercise the remedies set forth in this Article IX with respect any of the following:

Any inaccuracy in or breach of any representation or warranty of the Electrum Companies contained in this Agreement or in any certificate, instrument or document delivered in connection with this Agreement; and

Any breach of any covenant of the Electrum Companies contained in this Agreement.

For purposes of determining the amount of any Losses associated with an inaccuracy or breach, the parties agree that all references to “material,” “materially,” “materiality” or “Electrum Material Adverse Effect,” or to whether a breach would have a material adverse effect or result in a material adverse change, will be disregarded.

Claim Procedure.

If Electrum seeks remedies under this Article 10, it will give written notice (a “Claim Notice”) to Grove containing (i) a description and, if known, the estimated amount of any Losses incurred or reasonably expected to be incurred as a result of the inaccuracy or breach, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by Electrum and (iii) a demand for the release of shares of Common Stock from the Escrow Account.

Within 30 days after delivery of a Claim Notice, Grove will deliver to Electrum a written response in which Grove will either:

Agree that Electrum is entitled to receive all of the Losses at issue in the Claim Notice; or

Dispute Electrum’s entitlement to receive all or any part of the Losses by delivering to Electrum a written notice (an “Objection Notice”) setting forth in reasonable detail each disputed item, the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

If the Indemnifying Party fails to take either of the foregoing actions within 30 days after delivery of the Claim Notice, then the Indemnifying Party will be deemed to have irrevocably accepted the Claim Notice and the Indemnifying Party will be deemed to have irrevocably agreed to pay the Losses at issue in the Claim Notice.

If Grove delivers an Objection Notice to the Indemnified Party within 30 days after delivery of the Claim Notice, then the dispute will be resolved by binding arbitration before three arbitrators in Dallas, Texas pursuant to the rules of the American Arbitration Association.

Any Claim Notice and any Objection Notice will be contemporaneously delivered to the Escrow Agent.

Any Losses paid under Sections under this Article will be paid exclusively by release of shares of Common Stock from the Escrow Account established in accordance with the provisions of the Escrow Agreement in an amount equal to the amount of the Losses. Shares of Common Stock released from the Escrow Account will be considered surrendered by Grove to Electrum for cancellation. The value of each share of Common Stock released from the Escrow Account and surrendered to Electrum will be equal to the average closing price for a share of Common Stock for the 20 Trading Days preceding the date of the Claim Notice on the Principal Exchange (the “Market Value”).

The Escrow Agreement will provide that one-half of the Escrow Shares will be released within 30 days after receipt of the independent auditors’ report with respect to the financial statements of Electrum for the year ended December 31, 2006, if there is not then outstanding any Claim Notice that has not been resolved pursuant to this Section. The Escrow Agreement will provide that the remaining one-half of the Escrow Shares will be released within 30 days after receipt of the independent auditors’ report with respect to the financial statements of Electrum for the year ended December 31, 2007, if there is not then outstanding any Claim Notice that has not been resolved pursuant to this Section. If a Claim Notice remains outstanding 30 days after receipt of the independent auditors’ report with respect to the financial statements of Electrum for the year ended December 31, 2007, then a number of Escrow Shares shall be retained in the Escrow Account with a Market Value equal to the good faith amount of such claim as determined by Electrum until such claim is resolved pursuant to the provisions of this Section 9.2.

Survival.

For the purposes of this Article IX, all representations and warranties contained in this Agreement and any certificate delivered pursuant to this Agreement will survive the Closing, irrespective of any facts known to any Person on or prior to the Closing Date or any investigation at any time made by or on behalf of any Person, until 30 days after the delivery of the audited consolidated Financial Statements of Electrum for the year ended December 31, 2007. All of the covenants, agreements and obligations of the parties contained in this Agreement will survive (i) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance, or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

If Electrum delivers to Grove, before expiration of a representation, warranty or covenant, either a Claim Notice based upon a breach of any such representation, warranty or covenant, or a notice that, as a result of a Proceeding instituted or claim made by a third party, Electrum reasonably expects to incur Losses, then the applicable representation, warranty or covenant will survive until, but only for purposes of, the resolution of the matter covered by such notice. If the Proceeding or written claim with respect to which such Claim Notice has been given is definitively withdrawn or resolved in favor of Grove, Electrum will promptly so notify Grove.

Limitations on Liability. Grove will not be liable under this Article 9 unless and until the aggregate Losses for which they or it, respectively, would otherwise be liable under this Agreement exceed $5,000.

ARTICLE X
GENERAL PROVISIONS

Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first business day following such transmission if the date of transmission is not a business day), or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; in each case to the following addresses or facsimile numbers and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a party may designate by notice to the other parties):

If to Grove or Electrum before the Effective Time:

Grove Street Capital Advisers, Inc.
333 South Beverly Dr.
Suite 208
Beverly Hills, California 90212
Fax: 310-553-7680

Attn: Peter G. Geddes

with a copy to:

Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Blvd.
7th Floor
Los Angeles, California 90067
Fax: 310-552-5001

Attn: Lieb Orlanski, Esq.

If to CrossPoint or to Electrum after the Effective Time:

CrossPoint Energy
2801 Network Blvd., Suite 810
Frisco, Texas 75034-1890
Fax: 972-818-1122
Attn: Dan Collins

with a copy to:

Patton Boggs LLP
2001 Ross Ave.
Suite 3000
Dallas, Texas 75201
Fax: 214-758-1550

Attn: Fred S. Stovall, Esq.

Amendment. This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.

Waiver. The parties may (a) extend the time for performance of any of the obligations or other acts of any other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party to this Agreement contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained in this Agreement. Any such extension or waiver by any party to this Agreement will be valid only if set forth in a written document signed on behalf of the party or parties against whom the waiver or extension is to be effective. No extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant, agreement or condition, as the case may be, other than that which is specified in the written extension or waiver. No failure or delay by any party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy. Notwithstanding the foregoing, the parties may not waive the requirements of Sections 2.14, 2.15, 6.11, 6.12, 10.15 or the requirements of this sentence without the consent of each Investor.

Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, or any of them, written or oral, with respect to the subject matter of this Agreement.

Assignment and Successors. This Agreement binds and benefits the parties and their respective heirs, successors and assigns, except that no party may assign any rights under this Agreement without the prior written consent of the other parties. No party may delegate any performance of its obligations under this Agreement. Except to the extent expressly provided in this Agreement, no provision of this Agreement is intended or will be construed to confer upon any Person other than the parties to this Agreement and their respective heirs, successors and permitted assigns any right, remedy or claim under or by reason of this Agreement.

Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

Exhibits and Schedules. The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement. The Electrum Disclosure Schedule is arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of Article 4. The disclosure in any section or paragraph of the Electrum Disclosure Schedule qualifies other sections and paragraphs in this Agreement only to the extent it is clear by appropriate cross-references that a given disclosure is applicable to such other sections and paragraphs. The listing or inclusion of a copy of a document or other item is not adequate to disclose an exception to any representation or warranty in this Agreement unless the representation or warranty relates to the existence of the document or item itself.

Interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any party because that party or its attorney drafted the provision.

Governing Law. Unless any Exhibit or Schedule specifies a different choice of law, the internal laws of the State of Texas (without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its Exhibits and Schedules and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement.

Remedies and Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that, in addition to any other remedy to which they are entitled, the parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each party expressly waives any requirement that any other party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

Jurisdiction and Service of Process. Any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement must be brought in the courts of Dallas County, Texas. Each of the parties knowingly, voluntarily and irrevocably submits to the exclusive jurisdiction of each such court in any such action or proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum. Any party to this Agreement may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.2. Nothing in this Section 10.12, however, affects the right of any party to serve legal process in any other manner permitted by law.

WAIVER OF JURY TRIAL. EACH OF THE PARTIES KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT.

Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person.

Third Party Beneficiaries. The parties hereto agree that the Investors shall be third party beneficiaries of the representations, warranties and covenants of the parties hereto set forth herein.

The parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

ELECTRUM ELECTRUM MINING LIMITED

By:	/s/
Name:
Title

THE ACQUISITION CORPORATION CROSSPOINT ACQUISITION COMPANY

By:	/s/
Name:
Title

CROSSPOINT CROSSPOINT ENERGY, LLC

By:	/s/
Name: Daniel F. Collins
Title: President

GROVE GROVE CROSSPOINT INVESTMENTS, LLC

By:	/s/
Peter G. Geddes
Manager

EXHIBIT (c) TO ITEM 7

OPERATING AGREEMENT

OF

GROVE CROSSPOINT INVESTMENTS, LLC

Dated as of

June 15, 2006

TABLE OF CONTENTS

Page
ARTICLE I
DEFINITIONS
Section 1.1 Definitions	1
Section 1.2 Additional Terms.	3
ARTICLE II
FORMATION AND RELATED MATTERS	3
Section 2.1 Formation.	3
Section 2.2 Name.	3
Section 2.3 Business.	3
Section 2.4 Principal Office, Registered Office and Registered Agent.	3
Section 2.5 Foreign Agents and Registered Offices.	4
Section 2.6 Term.	4

ARTICLE III
CONTRIBUTIONS
Section 3.1 Initial Contributions and Membership Interests.	4
Section 3.2 Capital Accounts.	4
Section 3.3 Additional Capital Contributions.	4
Section 3.4 Loans.	5
Section 3.5 No Third Party Rights.	5
Section 3.6 Members Not Liable for Company Losses.	5

ARTICLE IV
DISTRIBUTIONS
Section 4.1 Rights of Members to Receive Distributions.	6
Section 4.2 Return of Capital.	6

ARTICLE V
PROFITS AND LOSSES AND COMPANY PROPERTY
Section 5.1 Profits and Losses.	7
Section 5.2 Company Property.	7

ARTICLE VI
CONTROL AND MANAGEMENT
Section 6.1 Appointment of Manager.	7
Section 6.2 Authority of Manager.	7
Section 6.3 Limitation Upon Authority of Manager.	9
Section 6.4 Fees to Manager.	9
Section 6.5 Limitation on Liability of the Manager; Indemnification.	9
Section 6.6 Authority of Members.	10
Section 6.7 Limitation on Liability of Members.	10

ARTICLE VII
ACCOUNTING AND RELATED MATTERS
Section 7.1 Bank Accounts.	10
Section 7.2 Books and Records.	10
Section 7.3 Tax Elections.	10
Section 7.4 Fiscal Year.	11
Section 7.5 Reports.	11

ARTICLE VIII
ASSIGNMENT OF MEMBER’S INTERESTS AND DISSOLUTION
Section 8.1 Disposition of Membership Interests.	11
Section 8.2 Dissolution.	12
Section 8.3 Winding Up.	12

ARTICLE IX
COMPETITION AND CONFIDENTIALITY
Section 9.1 Competition.	13
Section 9.2 Confidential Information.	14

ARTICLE X
VOTING AND NOTICE
Section 10.1 Voting.	14

ARTICLE XI
ARBITRATION
Section 11.1 Arbitration.	14

ARTICLE XII
POWER OF ATTORNEY
Section 12.1 Power of Attorney	15

ARTICLE XIII
REPRESENTATIONS AND COVENANTS
Section 13.1 Representations and Warranties of Members.	16
Section 13.2 Covenants of Members.	17

ARTICLE XIV
SECURITIES MATTERS
Section 14.1 Securities Matters.	18

ARTICLE XV
GENERAL PROVISIONS
Section 15.1 Notices.	18
Section 15.2 Severability.	18
Section 15.3 No Third Party Beneficiaries.	19
Section 15.4 Interpretation.	19
Section 15.5 Entire Agreement; Amendments.	19
Section 15.6 Counterparts.	19
Section 15.7 Binding Effect; No Waiver.	19
Section 15.8 RESPA Compliance.
Section 15.9 Members’ Relationships.	20

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (the “Agreement”) is made and entered into effective as of June 15, 2006 by and between Peter Geddes, an individual and the persons whose names are set forth on the signature page below.

RECITALS

WHEREAS, the parties hereto have agreed to form a Delaware limited liability company (the “Company”) for the purpose of engaging in the business described herein; and

WHEREAS, this Agreement sets forth the understandings of the parties hereto with respect to the organization and operation of the Company and the scope and conduct of its business.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 0.1 Definitions.

As used herein, the following terms shall have the following meanings:

Act shall mean the Delaware Limited Liability Company Act, Del. Code Ann. § 18-101 et seq., as amended.

Additional Capital Contributions shall have the meaning given in Section 3.3 hereof.

Affiliate shall mean any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. The term control as used herein (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of (a) the power to vote more than 15 percent of the outstanding voting interests of such Person, or otherwise direct management policies of such Person by contract or otherwise, or (b) more than 15 percent of the capital, profits or stock of any such Person.

Agreement shall mean this Operating Agreement and any and all schedules and exhibits hereto, as the same may be amended or supplemented from time to time as herein provided.

Available Cash of the Company shall mean gross cash proceeds from the Company's operations (including from the sale or other disposition of property), less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, and similar items, as determined by the Manager. “Available Cash” shall be determined on a cash basis and shall not be reduced by depreciation, amortization or similar non-cash expenses.

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Business Day shall mean any day other than a Saturday, Sunday, or other day on which banking institutions in the State of New York are required or authorized by law or by executive order to be closed.

Capital Account shall have the meaning given in Section 3.2 hereof.

Certificate of Formation shall mean the certificate of formation of the Company filed with the Secretary of State of the State of Delaware in accordance with the Act, as the same may be amended from time to time in accordance herewith.

Code shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

Company shall have the meaning given in the recitals hereto.

Defaulting Member shall have the meaning given in Section 3.3(b) hereof.

Defaulting Member Loan shall have the meaning given in Section 3.3(b) hereof.

Event of Dissolution shall have the meaning given in Section 8.2 hereof.

GAAP means U.S. generally accepted accounting principles.

Governmental Authority shall mean any nation, state, county, city or other political jurisdiction of any nature, and any entity exercising executive, legislative, judicial, police, taxing, regulatory or administrative power of any nature.

Initial Contributions shall have the meaning given in Section 3.1(a) hereof.

Manager shall mean one or more managers of the Company. Specifically, Manager shall mean Peter Geddes or such other Person(s) that succeeds him in that capacity. References to the Manager in the singular or as him, her, it, itself, or other like references shall also, when the content so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

Members shall mean the Persons set forth in Exhibit A hereto, and such other Persons as may be admitted to the Company in accordance with the provisions hereof.

Member Loan shall have the meaning given in Section 3.4 hereof.

Membership Interest shall mean each Member's entire interest in the Company's property, assets, capital, profits, distributions and losses, and, subject to the provisions of this Agreement, the right to participate in the management of the Company and to vote on, consent to, or otherwise participate in any decision or action of or by the Members pursuant to this Agreement and/or the Act.

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Person shall mean any individual, partnership, limited liability company, corporation, joint venture, trust, business trust, estate, cooperative association, or any other individual or entity in its own or any representative capacity.

Treasury Regulations shall mean the proposed, temporary and final income tax regulations promulgated under the Code, as amended.

Section 0.2 Additional Terms.

Capitalized terms used in this Agreement and not defined in this Article I shall (unless otherwise expressly provided) have the meaning assigned to them in other portions of this Agreement.

ARTICLE II
FORMATION AND RELATED MATTERS

Section 0.1 Formation.

The Company shall constitute a limited liability company formed pursuant to the Act for the purposes set forth herein. The Manager, with the cooperation of the Members, shall execute and file, in the office of the Secretary of the State of Delaware, a Certificate of Formation conforming to the requirements of the Act.

Section 0.2 Name.

The name of the Company shall be “Grove Crosspoint Investments, LLC.” The Manager may change the name of the Company or adopt such trade or fictitious names as it may determine appropriate.

Section 0.3 Business Purpose. The general character of the business of the Company shall be to: (a) own and hold shares of stock in a company called Electrum Mining Limited, until such time as the merger between Electrum Mining Limited, Crosspoint Energy LLC and Crosspoint and Crosspoint Acquisition Company becomes effective; (b) carry on any and all ancillary activities related thereto; (c) engage in any activity permitted under the Act and all applicable federal and state laws, rules and regulations.

Section 0.4 Principal Office, Registered Office and Registered Agent.

(a) The principal office of the Company shall be located at 333 S. Beverly Drive, Suite 208, Beverly Hills, CA 90212. The Company may have such other offices as the Manager may designate or as the business of the Company may from time to time require.

(b) The Company’s initial registered office shall be at 2711 Centerville Road #400, Wilmington, Delaware, and the Company’s initial registered agent, Corporation Service Company (“CSC”), at that address shall be CSC. The Company’s registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Delaware Secretary of State pursuant to the Act.

Section 0.5 Foreign Agents and Registered Offices.

The Manager shall (a) take all action necessary to register the Company as a foreign limited liability company authorized to transact business in such states other than Delaware, if any, as the conduct of the Company's business requires, and (b) select and maintain such resident or registered agents and offices, and make all appropriate filings, as may be required by applicable law.

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Section 0.6 Term.

The term of the Company shall commence on the date of filing of the Certificate of Formation in accordance with Section 2.1 hereof, and shall continue until an Event of Dissolution.

ARTICLE III
CONTRIBUTIONS

Section 0.1 Initial Contributions and Membership Interests.

(a) Original Members. The original Members of the Company, their respective percentage Membership Interests and the contribution made by each in exchange for its Membership Interest (the “Initial Contributions”) are listed on Exhibit A hereto. The Members acknowledge and agree that the contribution from each of them is accurately reflected in the Membership Interests of each Member.

(b) Additional Members. Additional Members may be admitted to the Company upon such terms and conditions as are unanimously agreed upon by the existing Members and upon the unanimous prior written agreement of the existing Members. Unless admitted to the Company as a Member in accordance with Section 8.1(b) hereof, no assignee of an original Member's Membership Interest in the Company shall be considered a Member or have any right to participate in the management or affairs of the Company. The Manager shall amend Exhibit A to reflect the admission of additional Members.

Section 0.2 Capital Accounts.

(a) Capital Accounts; Tax Elections. A separate capital account (a “Capital Account”) will be established for each Member and shall be maintained as required by the Code and applicable Treasury Regulations. In accordance with Section 7.3 hereof, to the extent that the Code and Treasury Regulations permit different elections to be made in that regard, such elections shall be made by the Manager, in its sole discretion; provided, however, that an election under Section 754 of the Code shall be made only upon the unanimous agreement of all of the Members.

(b) Deficit Balances. Except as otherwise required in the Act, no Member shall have any liability to restore all or any portion of a deficit balance in the Member's Capital Account.

Section 0.3 Additional Capital Contributions.

(a) Additional Capital Contributions. If at any time (or from time to time) additional funds in excess of the Initial Contributions (“Additional Capital Contributions”) are required by the Company for or in respect of its business or any of its obligations, expenses, costs or liabilities (including, but not limited to, payment of real estate taxes, debt service payments, operating expenses and any reserves which the Manager deems necessary or appropriate), the Manager may notify each Member of such fact and request that each Member make an Additional Capital Contribution to the Company, (pro rata, in proportion to each Member's respective Membership Interest) in the aggregate of the total amount of funds required. Upon and subject to the unanimous consent of all members, each Member shall be obligated to make its Additional Capital Contributions within 15 days after the delivery of the Manager's notice. Such funds shall be deemed to be Additional Capital Contributions of the Members and shall increase the Members' respective Capital Accounts.

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(b) Defaulting Members. In the event any Member fails to make any Additional Capital Contributions required hereunder (hereafter, a “Defaulting Member”), the other Members may elect, in their discretion, to either (i) advance such funds to the Company and to have such funds be treated as a loan (the “Defaulting Member Loan”) to the Company which such Defaulting Member Loan shall take priority over Member Loans made under Section 3.4 hereof and shall bear interest at a floating interest rate, computed daily at two percentage points per-annum in excess of the prime rate as set forth in the Wall Street Journal, which interest rate shall change as and when the prime rate changes or (ii) advance such funds to the Company and have such funds be treated as an Additional Capital Contribution to the Company. In the event that a Member elects to have such funds treated as an Additional Capital Contribution, the Defaulting Member's Membership Interest shall be reduced to a percentage equal to (i) the aggregate amount of Capital Contributions and Additional Capital Contributions actually made by such Defaulting Member, divided by (ii) the aggregate amount of Capital Contributions and Additional Capital Contributions made by all Members.

Section 0.4 Loans.

Subject to the limitations and restrictions of Section 6.3 hereof, if the Manager determines that additional funds are needed for Company purposes (including the funding of operating expenses), the Manager may obtain such funds from any of the following sources: (a) by requesting the Members to contribute such additional funds to the Company pursuant to Section 3.3 hereof; (b) by obtaining a loan or loans from any commercial bank or other lender, which loan(s) may or may not be secured by mortgages against or pledges of Company property; or (c) by borrowing on an unsecured basis from the Members or any Person affiliated therewith. In the event that additional funds are borrowed by the Company on an unsecured basis from the Members pursuant to Subsection (c) hereinabove (a “Member Loan”), such funds shall be loaned to the Company at a floating interest rate, computed daily, at two percentage points (2%) in excess of the prime rate as set forth in the Wall Street Journal.

Section 0.5 No Third Party Rights.

The provisions of this Article III are not for the benefit of any creditor or other Person other than a Member to whom any debts, liabilities, or obligations are owed by, or who otherwise has any claim against the Company or any Member, and no creditor or other Person shall obtain any rights under this Article III, or shall be able to make any claim in respect of any debts, liabilities, or obligations against the Company or any Member by reason of this Article III.

Section 0.6 Members Not Liable for Company Losses.

Except as expressly provided herein or under the Act, the Members shall have no personal liability for the losses, debts, claims, expenses or encumbrances of or against the Company or its property, beyond their respective Capital Accounts.

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ARTICLE IV
DISTRIBUTIONS

Section 0.1 Rights of Members to Receive Distributions.

Available Cash of the Company shall be distributed as follows:

(a) Distributions. Available Cash shall be distributed at such times as the Manager, in its sole discretion shall determine, but no less frequently than annually, as follows:

(i) first, to the Members in repayment of all accrued but unpaid interest for any Defaulting Member Loans, pro rata, in proportion to the respective principal amounts of any such loan;

(ii) second, to the Members in repayment of the principal amounts of any Defaulting Member Loans, pro rata, in proportion to the respective principal amounts of any such loans;

(iii) third, to the Members in repayment of all accrued but unpaid interest on any Member Loans, pro rata, in proportion to the respective principal amounts of any such loans;

(iv) fourth, to the Members, in repayment of the principal amounts of any Member Loans, pro rata, in proportion to the respective principal amounts of any such loans-; and

(v) fifth, to all Members, pro rata, in proportion to their respective Membership Interests.

(b) Restrictions.  Except as otherwise provided herein, all distributions by the Company to its Members shall be subject to the terms and conditions of the Act.

Section 0.2 Return of Capital.

A Member shall not be entitled to receive any distribution from the Company, except as specifically provided in this Agreement, and no Member shall be entitled to make any additional contributions to the Company other than as provided herein. Except as otherwise provided herein, no interest shall be paid on any contributions to the Company. No Member shall be liable for the return of all or any portion of the contributions of any other Member, it being expressly understood and agreed that such return shall be made solely from the assets of the Company.

ARTICLE V
PROFITS AND LOSSES AND COMPANY PROPERTY

Section 0.1 Profits and Losses.

(a) Determination of Profits and Losses. The Company’s net profits and net losses shall be divided among and borne by the Members in proportion to their respective Membership Interests as set forth in Exhibit A. The net profits and losses of the Company shall be computed in accordance with the Code and the Treasury Regulations in the same manner as profits and losses are determined for Federal income tax purposes. Except as provided in Subsection (b) below, the determination of each Member's distributive share of all items of income, gain, deduction, loss, credit, or allowance of the Company for any period or year, shall, for Federal income tax purposes, be made in accordance with the allocation of profits and losses as set forth in this section.

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(b) Admission of New Members. In the event of the admission of a new Member or in the event of a valid transfer of all or part of a Member's Membership Interest pursuant to Article VIII hereof, all recurring items of income, gain, profits, losses, deductions and credits of the Company and all ordinary distributions by the Company shall be allocated to the transferee in the same proportion that the number of days in the Company fiscal year after the transfer bears to the total number of days in the Company fiscal year; provided, however, that any extraordinary or nonrecurring items of income, gain, profits, losses, deductions or credits shall be specially allocated to the transferee if such item was realized or incurred on or after the date of his or her admission to the Company.

Section 0.2 Company Property.

The Company's property shall consist the shares of stock of Electrum Mining Limited, as set forth in Exhibit B (and any successor corporation) acquired by the Company and all Company funds. Title to property and assets of the Company may be taken and held only in the name of the Company.

ARTICLE VI
CONTROL AND MANAGEMENT

Section 0.1 Appointment of Manager.

Subject to the provisions of this Article VI, the business, operations and affairs of the Company shall be managed by the Manager. The Manager shall have the powers, authority and duties described in this Article VI. The Manager shall serve in such capacity until its removal, dissolution or resignation, or until the dissolution of the Company. The Manager may be removed by a unanimous vote of the Members at any time, with or without cause. Any replacement or successor Manager shall be elected by a unanimous vote of the Members.

Section 0.2 Authority of Manager.

(a) Except as provided in Section 6.3 hereof or by any non-waivable provision of applicable law, the Manager shall have full, exclusive charge and control over the management and operation of the affairs of the Company and the Company's business, and all decisions relating to the management and operation of the Company shall be made by the Manager in its sole discretion. All decisions or other actions taken or made by the Manager shall be binding on all of the Members and the Company. The Manager shall have all powers necessary to operate and conduct the business of the Company and to act on behalf of the Company in all matters relating to the business of the Company. The Manager may delegate responsibility for the management of the Company to such Persons as the Manager may from time to time select.

(b) Without in any way limiting subsection (a), above, the Manager is hereby specifically authorized, on behalf of the Company and upon such terms and conditions as the Manager shall deem appropriate, to:

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(i) exclusively vote the Electrum Mining Limited shares and to exercise exclusive investment power, including the power to dispose and direct the disposition of the Electrum Mining Limited;

(ii) execute and file in the appropriate government offices the Company’s Certificate of Formation and any and all other documents and instruments necessary or appropriate in connection with the Company’s formation;

(iii) apply for and obtain any and all necessary or desirable governmental permits, approvals and licenses;

(iv) acquire by purchase, lease or otherwise, any real or personal property;

(v) maintain adequate staff and facilities for the operation of the Company’s business;

(vi) borrow money and, as security therefor, assign, mortgage, encumber, hypothecate or pledge all or any portion of the Company’s property;

(vii) prepay, in whole or in part, refinance, amend, modify or extend any loan;

(viii) purchase liability and other insurance;

(ix) enter into agreements and contracts in connection with the Company’s business;

(x) lease all or any portion of the Company’s property;

(xi) sell, assign, or transfer for value all or any portion of the Company’s property;

(xii) contract with any Person, including, without limitation, attorneys and accountants, for the performance of any and all services which may at any time be necessary, proper, convenient or advisable to carry on the Company’s business;

(xiii) invest and reinvest Company reserves in [short term instruments or money market funds];

(xiv) execute any and all instruments or documents required by any third party dealing with the Company, including, but not limited to, any mortgage, note, contract, bank resolution and signature card, release, discharge or any other document or instrument in any way related thereto or necessary or appropriate in connection therewith;

(xv) take any other action the Manager deems reasonable to accomplish the Company’s goals and objectives.

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Section 0.3 Limitation Upon Authority of Manager.

Notwithstanding anything to the contrary contained herein, the following decisions and actions by the Company shall be subject to the unanimous prior written approval of the Members:

(a) any act in contravention of this Agreement;

(b) lend money or guaranty debt in excess of $10,000 in any one fiscal year;

(c) any act that would make it impossible to carry on the Company’s business;

(d) any confession of judgment against the Company involving an amount in excess of $5,000; and

(e) any possession of Company property, or assignment of rights in Company property, other than for a Company purpose.

(f) the Members shall have no voting or approval rights as to any authority specifically delegated to the Manager under Section 6.2 above.

Section 0.4 Fees to Manager.

The compensation of the Manager, if any, shall be fixed from time to time by an affirmative vote of Members holding at least 90% of all Membership Interests, and no Manager shall be prevented from receiving such compensation because such Manager also is a Member of the Company. In addition, the Manager shall be fully and entirely reimbursed by the Company for any and all reasonable out-of-pocket costs and expenses incurred by the Manager in connection with the management and supervision of the business of the Company and the performance of its duties hereunder.

Section 0.5 Limitation on Liability of the Manager; Indemnification.

(a) The Manager shall devote to the conduct of the Company business so much of its time as may be reasonably necessary for the efficient operation of the Company’s business. The Manager shall not be liable, responsible or accountable in damages or otherwise to the Company or any Member for any act (or failure to act) by such Manager in good faith and reasonably believed to be within the scope of this Agreement, specifically including any such act or failure to act which is attributable to the negligence of such Manager.

(b) To the fullest extent permitted by law, the Company (but not any Member) shall indemnify, defend and hold harmless the Manager for any loss, damage, liability, cost or expense, including reasonable attorneys' fees, arising out of any act or failure to act by the Manager, if such act or failure to act is in good faith and reasonably believed by the Manager to be within the scope of this Agreement, specifically including any act or failure to act which is attributable to the negligence of the Manager.

Section 0.6 Authority of Members.

 Except as otherwise provided herein, the Members shall take no part in the conduct or control of the Company business and shall have no right or authority to act for or bind the Company.

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Section 0.7 Limitation on Liability of Members.

Except as expressly set forth in the Act or this Agreement, the Members shall not be personally liable for any of the Company’s losses, debts, obligations or liabilities beyond their respective Capital Accounts.

ARTICLE VII

ACCOUNTING AND RELATED MATTERS

Section 0.1 Bank Accounts.

All of the Company’s funds shall be deposited in such bank account or accounts as the Manager shall designate. Withdrawals from any such bank account shall be made upon such signature or signatures as the Manager shall designate, and shall be made only for Company purposes.

Section 0.2 Books and Records.

The Company shall keep true, exact and complete books of account in which shall be entered fully and accurately each and every transaction of the Company. The books of account shall be kept on the accrual method of accounting and otherwise in accordance with GAAP. All books of account shall be kept at the principal office of the Company and all Members shall have the right, at such Member's sole cost, to inspect and copy such books at any reasonable time.

Section 0.3 Tax Elections.

All elections by the Company for federal income tax purposes or other tax purposes shall be made by the Manager in its sole discretion; provided, however, that an election under Section 754 of the Code shall be made only upon the unanimous written agreement of all of the Members.

Section 0.4 Fiscal Year.

The Company’s initial fiscal year shall begin upon the commencement of the Company’s existence and shall expire on the immediately succeeding December 31. Thereafter, until the Company’s dissolution, the Company’s fiscal year shall commence on January 1 and shall expire on the immediately succeeding December 31. For income tax purposes, the Company’s fiscal year shall be the Company’s taxable year.

Section 0.5 Reports.

(a) The Manager shall cause to be prepared at the Company’s expense information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within 90 days after the end of each taxable year such information as is necessary to complete the Member’s federal and state income tax or information returns.

(b) The Manager, at the Company's expense, shall cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies, all reports required to be filed with such entities under then-current applicable laws, rules and regulations. Such reports shall be prepared on the accounting or reporting basis required by such regulatory bodies. Any Member shall be provided with a copy of any such report upon request and without expense to such Member. The Manager shall cause all income tax information returns for the Company to be prepared and timely filed with the appropriate authorities.

(c) The Manager shall give notice to all Members of any audit or review of the Company by the Internal Revenue Service and shall make such additional reports to all the Members as are reasonably necessary to keep them informed of the status of any such review or audit and any negotiations, proposed settlements or litigation related thereto and shall inform the Members of the manner in which they may opt out of any proposed settlements.

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ARTICLE VIII

ASSIGNMENT OF MEMBER’S INTERESTS AND DISSOLUTION

Section 0.1 Disposition of Membership Interests.

(a) Restrictions on Transfers of Membership Interests. No Member shall have the right to transfer, assign or encumber all or any part of its Membership Interest in the Company without first obtaining the written consent of all of the Members.

(b) Substitute Members.  The assignee of a Membership Interest shall have the right to become a substitute Member in the Company if (i) the assignor so provides in the instrument of assignment, (ii) the assignee agrees in writing to be bound by the terms of this Agreement and the Certificate of Formation, as amended to the date thereof, (iii) written consent to such assignment has been obtained from the other Members, (iv) the assignee pays the reasonable costs incurred by the Company in preparing and recording any necessary amendments to this Agreement and the Certificate of Formation, and (v) the assignor and assignee otherwise agree to be bound by the terms of the Act.

Section 0.2 Dissolution.

The Company shall dissolve upon the occurrence of any of the following (each, an “Event of Dissolution”):

(c) the decision of the Manager to dissolve the Company;

(d) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(e) a decree by a court of competent jurisdiction adjudicating the Company to be bankrupt, and the expiration of the period, if any, allowed by applicable law in which to appeal therefrom;

(f) the sale, abandonment or other disposition by the Company of all or substantially all of its assets and the collection of any and all proceeds therefrom;

(g) the finding that any of the Members are prohibited by any of their regulatory authorities, or by regulatory directive or order, from participating in the business or from carrying out their respective responsibilities to the Company in the ordinary course of business or are subject to any material regulatory order or restriction adversely affecting the Company’s business or their participation in it (which such prohibition is not cured within 30 days after notice to the Members); or

(h) the finding that the Company’s projected future revenues will be insufficient to enable payment of the Company’s projected costs and expenses or, if sufficient, will be such that the Company’s continued operation is not in the Members’ best interests, as determined by the Manager in its reasonable discretion;

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(i) the effectiveness of the merger between Electrum Mining Limited and Crosspoint Energy LLC and Crosspoint Acquisition Company.

Section 0.3 Winding Up.

Upon dissolution of the Company, the Company shall liquidate its assets and wind up its affairs in the following manner:

(a) Liquidation of Assets and Discharge of Liabilities. A reasonable time shall be allowed for the orderly liquidation of the Company’s assets and the discharge of its liabilities in order to minimize the normal losses attendant upon such a liquidation. The Manager shall liquidate the Company and shall have the authority, subject to Section 6.3, to perform any and all acts and to take any and all actions which may be necessary, appropriate, or incidental to the process of winding up. Such authority of the Manager shall continue as long as necessary, and exercise of such authority shall be deemed a proper act in winding up the affairs of the Company. Further, the Manager is authorized to sell the Company’s assets in a bona fide sale or sales to any party or parties (including a Member) at such price or prices and upon such terms as it may deem advisable, having due regard for the interests of all Members. Any such sale or sales shall be deemed a proper act in winding up the Company’s affairs.

(b) Survival of Company's Contracts. Except as otherwise provided therein, any act or event (including the passage of time) causing dissolution of the Company shall in no way affect the validity of, or shorten the term of, any lease, deed of trust, mortgage, contract or other obligation entered into by or on behalf of the Company, or acquired by the Company as assignee. The full rights, powers, and authorities of the Manager shall continue so long as appropriate and necessary to complete the process of winding up the business and affairs of the Company.

(c) Proceeds of Liquidation. The proceeds of the liquidation of the Company's assets shall be applied and distributed in the following order of priority:

(i) first, to the payment of or provision for the debts and liabilities of the Company (including Defaulting Member Loans and Member Loans) and the expenses of liquidation in order of priority as provided by law, and to the creation of any reserves which may be reasonably necessary for any contingent or unforeseen liabilities or obligations;

(ii) second, to the Members in repayment of their Capital Accounts in the Company; and

(iii) third, to the Members in proportion to their respective Membership Interests as set forth in Exhibit A.

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To the extent feasible, the shares of Electrum Mining Limited (or any successor Corporation) shall upon liquidation be distributed to the members pro-rata in proportion to their membership interests. Exhibit B sets forth the number of shares of Electrum Mining Limited., owned or expected to be owned by the Company upon the formation of the Company.

(d) Upon completion of the Company’s liquidation, the Manager shall provide each Member with a report showing the information required under Section 7.5 hereof for the period from the date of the last report provided to the Members under Section 7.5 hereof to the date of the final distribution of the Company’s liquidation proceeds.

ARTICLE IX

COMPETITION AND CONFIDENTIALITY

Section 0.1 Competition.

Any Member or Affiliate of any Member may engage independently or with others in other business ventures of every nature and description. Neither the Company nor any Member shall have any right by virtue of this Agreement or the relationship created hereby in or to any other ventures or activities in which any Member or Affiliate of a Member is involved or to the income or proceeds derived therefrom. The pursuit of other ventures and activities by Members or Affiliates of a Member, even if directly competitive with the Company’s business, is hereby consented to by the Members and shall not be deemed wrongful or improper. No Member or Affiliate of a Member shall be obligated to present any particular business or investment opportunity to the Company even if such opportunity is of a character which, if presented to the Company, could be taken by the Company, and any Member or Affiliate of a Member shall have the right to take for its own account (individually or as a member or fiduciary), or to recommend to others, any such particular opportunity.

Section 0.2 Confidential Information.

(a) Each Member shall, and shall cause its respective Affiliates, officers, directors, employees, agents and representatives to, (i) hold in confidence all Confidential Information that becomes known to them relating to the Company and/or the other Members, and (ii) treat such Confidential Information with the same degree of care they accord their own secret and/or proprietary information; provided, however, that the Members may disclose Confidential Information to their respective Affiliates, officers, directors, employees, agents or representatives for the purposes of facilitating the transactions contemplated herein.

(b) For the purposes of this Agreement, the term “Confidential Information” shall refer to any and all information concerning the methods of operation, trade secrets and technology of the Company and/or the Members, as the case may be, other than information that (i) is received on a non-confidential basis from a third party having a right to make such disclosure; (ii) is or becomes generally available to the public (except as a result of a disclosure in violation of this Agreement); or (iii) is required to be disclosed by law or regulatory or judicial process.

ARTICLE X
VOTING AND NOTICE

Section 0.1 Voting.

Insofar as practicable, any consent or agreement of the Members, required or appropriate under this Agreement, shall be accomplished by written instrument, without the necessity of a meeting of the Members. Except as otherwise provided by this Agreement, any action taken by the Members shall require the affirmative vote of the holders of more than 50 percent of the Membership Interests.

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ARTICLE XI
ARBITRATION

Section 0.1 Arbitration.

In the event of any dispute among the Members or the Members and the Manager relating to the operation of, or otherwise with respect to, the Company, the Members and the Manager shall submit the matter to binding arbitration in accordance with the American Arbitration Association’s rules for Commercial Arbitration. The Members and the Manager, as applicable, involved in such dispute shall each designate an arbitrator within fifteen days of submission of the dispute to arbitration. The two arbitrators shall mutually designate a third arbitrator who shall hear the matter. The decision of the third arbitrator shall be final in all respects. The parties shall pay their own costs of the arbitration including attorneys' fees and fees or costs paid to the arbitrator selected by each party. The costs and fees of the third arbitrator shall be paid equally by the parties to the dispute.

ARTICLE XII
POWER OF ATTORNEY

Section 0.1 Power of Attorney.

Each Member, including each additional or substitute Member, hereby irrevocably makes, appoints, and empowers the Manager, with full power of substitution as to any Manager appointed in its place and stead, such Member's true and lawful agent and attorney-in-fact, with full power and authority in such Member's name, place and stead and for such Member's use and benefit, to make, execute, verify, consent to, acknowledge, swear to, make oath as to, publish, file and/or record all instruments and documents, and to take all action necessary or advisable in connection with carrying out the intentions and purposes of this Agreement, including, without limitation, executing, acknowledging, swearing to, filing and or recording the following:

(i) (i) any and all amendments to the Certificate of Formation of the Company;

(ii) (ii) any certificate of cancellation that may be necessary to effectuate the dissolution and termination of the Company pursuant to the terms hereof;

(iii) (iii) any business certificate, assumed or fictitious name certificate or other instrument or document of any kind necessary to accomplish the purposes and objectives of the Company or give effect to the provisions of this Agreement;

(iv) (iv) any instruments or documents required to operate or conduct the Company’s business;

(v) (v) any federal or state tax returns or other tax-related documents required to be filed by the Company; and

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(vi) (vi) all other instruments as the Manager may deem necessary or desirable to carry out the provisions of this Agreement in accordance with its terms; and

(vii) documents pertaining to the voting of the shares of Electrum      Mining Limited.

The execution and delivery by the Manager of any such agreements, amendments, consents, certificates or other instruments or papers shall be conclusive evidence that such execution and delivery was authorized hereby.

The appointment by each Member of the attorney-in-fact designated herein shall be deemed to be a special power of attorney coupled with an interest in recognition of the fact that each of the Members under this Agreement shall be relying upon the power of the Manager to act pursuant to this power of attorney for the orderly administration of the Company’s affairs. The foregoing power of attorney is irrevocable and shall survive the death or incapacity, or in the case of any Member which is an entity, the dissolution, liquidation or termination of each Member, and the assignment by any Member of the whole or any part of such Member's Membership Interest.

ARTICLE XIII
REPRESENTATIONS AND COVENANTS

Section 0.1 Representations and Warranties of Members.

Each Member represents and warrants with respect to itself, and, as applicable, its Affiliates, as follows:

(a) Organization and Good Standing. Each Member who is a corporation is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite corporate power and authority to own, operate and lease its assets and to conduct its business as presently conducted.

(b) Authority. Each Member has all requisite power and authority to execute and deliver this Agreement and to perform the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary corporate or legal action on the part of each Member. This Agreement has been duly executed and delivered by each Member and constitutes a valid and binding obligation of each Member, enforceable against each Member in accordance with its terms, except (i) that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) No Conflict or Breach. The execution, delivery and performance of this Agreement do not and will not:

(i) (i) conflict with or constitute a violation of the Certificate or Articles of Incorporation or Bylaws of each Member;

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(ii) (ii) constitute a violation of any law, statute, judgment, order, decree or regulation of any Governmental Authority or arbitrator applicable to or relating to each Member and/or any of its Affiliates; or

(iii) (iii) conflict with or result in any breach that would constitute a material default or in an acceleration under any contract, agreement, commitment, mortgage, note, license or other instrument or obligation to which each Member and/or any of its Affiliates is a party or by which any of them are bound, except any of the foregoing that do not and will not have a material adverse effect on the financial condition of such Member and/or any of its Affiliates.

(d) Consents and Approvals. No (i) consent, approval, authorization of or notice to any Governmental Authority other than as required under the Act, or (ii) consent, approval, authorization of or notice to any other third party, is required in connection with the valid execution and delivery by each Member of this Agreement or the consummation by each Member of the transactions contemplated herein.

(e) Litigation or Other Proceedings. There is no existing, or to the best knowledge of each Member threatened, litigation or other proceeding against each Member or any of its Affiliates that will have a material adverse effect upon the performance of its obligations hereunder.

(f) Investment Matters. Each Member:

(i) is acquiring its Membership Interest for its own account for investment purposes only, and not with a view to resale or distribution;

(ii) acknowledges and understands that the issuance of its Membership Interest has not been registered under any federal or state securities laws, and that such Membership Interest cannot be resold unless registered under the Securities Act of 1933, as amended, and all applicable state statutes, or an exemption from such registration is available therefrom;

(iii) by reason of its business or financial experience has the capacity to protect its own interests in connection with the transactions contemplated herein and to evaluate the merits and risks of the proposed investment;

(iv) understands that it must bear the economic risk of its investment for an indefinite period of time because of the restrictions on the transfer of its Membership Interest set forth herein and because the Membership Interest has not been registered under applicable securities laws and therefore cannot be sold or transferred except as provided in this Agreement and unless it is subsequently registered under applicable securities laws or an exemption from registration is available; and

(v) has received and carefully reviewed information relating to the operations, financial condition and future plans for the Company and has made such independent investigation of the Company and its operations and financial condition as it deems necessary, advisable or desirable. Each Member hereby confirms that the Company has made available to the Member and its agents and representatives any and all requested information, documents, records, instruments and other material related to the Company and its assets and business operations and also confirms that it has been given an opportunity to make further inquiries of the Company and its personnel and that the Company has given the Member and its counsel, accountants and other representatives access to all of the Company's properties, books, contracts, records, offices and personnel.

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Section 0.2 Covenants of Members.

Each Member covenants on behalf of itself, its successors, permitted assigns, heirs and personal representatives, to execute and deliver with acknowledgment or affidavit, if required, all documents that may be reasonably determined by the Manager to be necessary or appropriate with respect to satisfying any tax reporting responsibilities imposed upon the Company.

ARTICLE XIV
SECURITIES MATTERS

Section 0.1 Securities Matters.

Each Member represents and warrants to the Company and the other Members that:

(a) It has been fully informed as to the circumstances under which it is required to take and hold its Membership Interest pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”), the rules and regulations thereunder, and the applicable state securities or “Blue Sky” law or laws and regulations; it has been informed by the Company that the Membership Interests in the Company have not been registered under the Securities Act and may not be assigned unless such Membership Interests are subsequently registered under the Securities Act and applicable “Blue Sky” laws or an exemption from such registration is available; and it understands that this Agreement does not create any obligation on the part of (A) the Company or the Manager to register such Membership Interests under the Securities Act or any applicable exemption or exemptions under the applicable state securities or “Blue Sky” law or laws with respect to such Membership Interests; or (B) the Company to supply it with any information necessary to enable it to make a casual sale of its Membership Interests pursuant to Rule 144 under the Securities Act (assuming such Rule is applicable and is otherwise available to it with respect to such Membership Interests); and

(b) It understands that this Agreement contains restrictions on the assignment of its Membership Interests and that, in addition to such restrictions, it covenants and agrees that such Membership Interests shall not be assigned unless (i) such assignment is exempt from registration under the Securities Act and the applicable state securities or “Blue Sky” law or laws, or (ii) a registration statement covering its Membership Interests is effective thereunder.

ARTICLE XV
GENERAL PROVISIONS

Section 0.1 Notices.

All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly delivered to any party (a) when delivered personally by courier service or otherwise, (b) when delivered by facsimile and confirmed by telephone, (c) on the Business Day after the date sent by a nationally recognized overnight courier service, or (d) seven days after being mailed by first-class, registered or certified mail, postage prepaid and return receipt requested, in each case to the applicable addresses set forth in Exhibit A hereto, or to such other address or facsimile number as any party may have furnished to the other parties in writing in accordance with this Section.

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Section 0.2 Severability.

If any provision of this Agreement is held to be unenforceable under applicable law, this Agreement shall be construed so as to limit such provision so as to make it enforceable under applicable law; if such provision cannot be so limited, such provision shall be excluded from the Agreement, and the balance of the Agreement shall be enforceable in accordance with its terms and interpreted as if such unenforceable provision was so excluded.

Section 0.3 No Third Party Beneficiaries.

Nothing contained in this Agreement is intended to, or shall, confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 0.4 Interpretation.

(a) This Agreement shall be interpreted and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

(b) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the Person or Persons referred to may require. The Article, Section and other captions of this Agreement have been inserted as a matter of convenience only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

(c) Each party hereto has cooperated in the drafting and preparation of this Agreement. Therefore, in any construction to be made of this Agreement, it shall not be construed against any party on the basis that the party was the drafter.

Section 0.5 Entire Agreement; Amendments.

(a) This Agreement represents the entire understanding of the parties and supersedes and cancels any and all prior negotiations, undertakings and agreements among the parties with respect to the subject matter hereof.

(b) No waiver, modification or amendment of this Agreement shall be binding unless agreed to in a writing executed by all the parties.

Section 0.6 Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 0.7 Binding Effect; No Waiver.

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(a) This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives.

(b) Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or particular exercise of any right or remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power, or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

Section 0.8 Members’ Relationships.

Except as expressly provided herein, nothing herein contained will be construed to constitute any Member as the agent of any other Member or in any manner to limit the Members in the carrying on of their own respective business or activities.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Grove Crosspoint Investments, Inc.

By:	/s/ Peter Geddes
Name: Peter Geddes
Title: Manager

By:	/s/
Peter Geddes, Member

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EXHIBIT A

MEMBER PERCENTAGE INTEREST AND INITIAL CONTRIBUTION

[include addresses]

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EXHIBIT B

AMOUNT OF SHARES OF ELECTRUM MINING LIMITED